SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter ended October 31, 2007

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Translation of registrant’s name into English)

Trintech Group PLC

Block C, Central Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

Trintech Group PLC

Form 6-K

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statement on Form F-3 (File No. 333-116087) of Trintech Group PLC and to be a part thereof from the date on which this report is furnished, to the extent not modified or updated by, or contrary to, information contained in documents or reports subsequently filed or furnished.

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(U.S dollars in thousands, except share and per share data)

	October 31, 2007	January 31, 2007
ASSETS
Current assets
Cash and cash equivalents	$23,948	$25,766
Accounts receivable, net of allowance for doubtful accounts of $43 and $244 at October 31, 2007 and January 31, 2007, respectively (note 3)	5,926	6,920
Prepaid expenses and other current assets	1,252	1,054
Net current deferred tax asset	55	396
Assets in discontinued operations (note 4)	—	204

Total current assets	31,181	34,340
Non-current assets
Restricted cash	338	—
Property and equipment, net	1,645	1,567
Intangible assets, net (note 5)	5,083	6,730
Goodwill	15,985	15,531

Total non-current assets	23,051	23,828

Total assets	$54,232	$58,168

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdraft	$137	$—
Accounts payable	1,172	1,263
Accrued payroll and related expenses	1,849	2,080
Deferred consideration	75	795
Other accrued liabilities	1,946	1,712
Deferred revenues	8,143	7,964
Liabilities in discontinued operations (note 4)	151	962

Total current liabilities	13,473	14,776

Non-current liabilities
Capital leases due after more than one year	190	—
Deferred rent less current portion	448	511
Deferred consideration	1,954	2,003

Total non-current liabilities	2,592	2,514

Series B preference shares, $0.0027 par value 10,000,000 authorized at October 31, 2007 and January 31, 2007, respectively None issued and outstanding	—	—

Shareholders’ equity:
Ordinary Shares, $0.0027 par value: 100,000,000 shares authorized; 32,066,707 and 31,875,219 shares issued, 31,474,189 and 31,159,093 shares outstanding at October 31, 2007 and January 31, 2007, respectively	87	86
Additional paid-in capital	249,897	248,898
Treasury shares (at cost, 592,518 and 716,126 shares at October 31, 2007 and January 31, 2007, respectively)	(1,011)	(1,222)
Accumulated deficit	(207,429)	(203,862)
Accumulated other comprehensive loss	(3,377)	(3,022)

Total shareholders’ equity	38,167	40,878

Total liabilities and shareholders’ equity	$54,232	$58,168

See accompanying notes

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(U.S. dollars in thousands, except share and per share data)

	Three months ended October 31,		Nine months ended October 31,
	2007	2006	2007	2006
Revenue:
License	$3,731	$3,985	$11,750	$10,550
Service	3,991	2,739	12,238	7,748

Total revenue	7,722	6,724	23,988	18,298

Cost of revenue:
License	409	304	1,186	773
Amortization of purchased technology (note 5)	164	41	491	117
Service	2,172	1,355	6,462	3,661

Total cost of revenue	2,745	1,700	8,139	4,551

Gross margin	4,977	5,024	15,849	13,747

Operating expenses:
Research and development	1,152	1,313	3,679	3,483
Sales and marketing	2,527	2,025	7,994	5,423
General and administrative	2,263	1,950	7,286	5,838
Amortization of purchased intangible assets (note 5)	385	224	1,156	674

Total operating expenses	6,327	5,512	20,115	15,418

Loss from operations	(1,350)	(488)	(4,266)	(1,671)

Interest income, net	264	402	845	1,079
Exchange gain, net	184	213	381	397

(Loss) income before provision for income taxes	(902)	127	(3,040)	(195)

Provision for income taxes	(253)	(145)	(543)	(243)

Net loss from continuing operations	(1,155)	(18)	(3,583)	(438)

Loss from discontinued operations	—	(3,503)	(13)	(6,771)
Profit on sale of discontinued operations	—	5,280	29	4,818

Net income (loss) from discontinued operations, net of tax (note 4)	—	1,777	16	(1,953)

Net (loss) income	$(1,155)	$1,759	$(3,567)	$(2,391)

Shares used in computing basic net (loss) income per Ordinary Share Basic	31,430,368	30,601,963	31,318,787	30,581,747
Shares used in computing diluted net (loss) income per Ordinary Share	31,430,368	31,336,945	31,318,787	30,581,747
Basic and diluted (loss) income per Ordinary Share	$(0.04)	$(0.06)	$(0.11)	$(0.08)

See accompanying notes

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(U.S. dollars in thousands)

	Nine months ended October 31,
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,567)	$(2,391)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	472	496
Gain on sale of fixed assets	(5)	—
Amortization of purchased intangible assets	1,647	788
Share-based compensation	816	932
Profit on sale of business, net	—	(4,818)
Effect of changes in foreign currency exchange rates	(15)	(307)
Changes in operating assets and liabilities:
Inventories	—	430
Accounts receivable	1,054	219
Prepaid expenses and other current assets	(33)	(43)
Amounts prepaid to related parties	—	440
Value added tax receivable	33	358
Accounts payable	(235)	(3,490)
Accrued payroll and related expenses	(310)	659
Deferred revenues	149	627
Value added tax payable	(53)	(441)
Warranty reserve	(16)	(1,691)
Other accrued liabilities	(553)	2,786

Net cash used in operating activities	(616)	(5,446)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(538)	(555)
(Payments) proceeds relating to sale of business	(331)	5,406
Proceeds from legal settlement	—	1,744
Payments relating to acquisitions	(865)	(3,415)

Net cash (used in) provided by investing activities	(1,734)	3,180

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on capital leases	(45)	—
Proceeds from sale of fixed assets	338	—
Issuance of ordinary shares	390	169
Proceeds under bank overdraft facility	137	976
(Increase) decrease in restricted cash deposits	(338)	14

Net cash provided by financing activities	482	1,159

Net decrease in cash and cash equivalents	(1,868)	(1,107)
Effect of exchange rate changes on cash and cash equivalents	50	204
Cash and cash equivalents at beginning of period	25,766	34,745

Cash and cash equivalents at end of period	$23,948	$33,842

Supplemental disclosure of cash flow information:
Interest paid	$53	$13

Taxes paid (received)	$118	$(75)

Supplemental disclosure of non-cash flow information:
Acquisition of property and equipment under capital leases	$338	$—

See accompanying notes

TRINTECH GROUP PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	Basis of Presentation

These interim condensed consolidated financial statements have been prepared by Trintech Group PLC (“Trintech” and /or “the Company”), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been omitted or condensed. In the opinion of management, all necessary adjustments (consisting of normal recurring accruals) have been made for a fair presentation of financial positions, results of operations and cash flows at the date and for the periods presented. The operating results for the three and nine months ended October 31, 2007 are not necessarily indicative of the results that may be expected for the fiscal year ending January 31, 2008. See “Factors Affecting Future Results”. For further information refer to the consolidated financial statements and footnotes for the year ended January 31, 2007, included in Trintech’s Annual Report on Form 20-F and note 4 below regarding discontinued operations.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.

2.	Irish Companies Acts, 1963 to 2006

The financial information relating to the Company and its subsidiaries included in this document does not comprise full group accounts as referred to in Regulation 40 of the European Communities (Companies: Group Accounts) Regulations 1992, copies of which are required by that Act to be annexed to a Company’s annual return. The auditors have reported without qualification under Section 193 of the Companies Act, 1990 in respect of the group financial statements for the year ended January 31, 2007. A copy of the full group accounts for the year ended January 31, 2007, prepared in accordance with Irish generally accepted accounting principles, together with the report of the auditors thereon, has been annexed to the relevant annual return, which was filed on August 24, 2007.

The accompanying condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and include the Company and its wholly-owned subsidiaries in Ireland, the United Kingdom, the Cayman Islands and the United States after eliminating all material inter-company accounts and transactions and have been updated to account for discontinued operations, as described in note 4 below.

3.	Accounts Receivable

The accounts receivable balance includes billed and unbilled receivables as follows:

	As of October 31, 2007	As of January 31, 2007
	(U.S. dollars in thousands)
Billed receivables, net	$5,636	$6,713
Unbilled receivables, net	290	207

Total	$5,926	$6,920

The Company makes judgments as to its ability to collect outstanding receivables and provides allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are provided at differing rates, based upon the age of the receivable. In determining these percentages, the Company analyzes its historical collection experience and current economic trends. If the historical data the Company uses to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected.

4.	Discontinued Operations

In August 2006, the Company entered into a definitive agreement to sell its Payments business (excluding the German element of this business) to VeriFone Holdings, Inc. (“VeriFone”). The sale was completed on September 1, 2006. As a result of this transaction, the Payments business is reported as discontinued operations in the accompanying consolidated financial statements. All prior period statements, except the consolidated statements of cashflows, have been restated accordingly.

The Company recorded net income from discontinued operations of US$16,000, net of taxes, for the nine months ended October 31, 2007 which primarily related to a benefit arising from a working capital payment to VeriFone and US$0 for the three months ended October 31, 2007. The Company recorded a net income from discontinued operations of US$1.8 million, net of taxes, for the three months ended October 31, 2006 which included a gain on the sale of Payments business of US$5.3 million and a net loss from discontinued operations of US$3.5 million. This loss from discontinued operations comprised the following:

•	operating losses of the Payments business from August 1, 2006 through to September 1, 2006, (the date of sale of the business) of US$949,000;

•	costs relating to the closure of the German business of US$201,000;

•	other costs in connection with the disposal of the business of US$251,000; and

•	lease termination and redundancy costs associated with scaling back of the Irish operations of US$2.1 million.

The Company recorded a net loss from discontinued operations of US$2.0 million, net of taxes, for the nine months ended October 31, 2006 which included a gain on the sale of Payments business of US$4.8 million and a net loss from discontinued operations of US$6.8 million. This loss from discontinued operations comprised the following:

•	operating losses of the Payments business from February 1, 2006 through to September 1, 2006 (the date of sale of the business) of US$2.9 million;

•	costs relating to the closure of the German business of US$447,000;

•	other costs in connection with the disposal of the business of US$1.0 million; and

•	lease termination costs and redundancy costs associated with the scaling back of the Irish operations of US$2.4 million.

The Company had entered into lease agreements relating to its two Dublin facilities with its Chief Executive Officer, Cyril McGuire, the owner of these facilities. These agreements were reached in 1998 in relation to the Phase 1 facility and in 2001 in relation to the Phase 2 facility. These lease agreements were terminated in accordance with their contractual terms with effect from September 1, 2006 and October 31, 2006, respectively, resulting in a payment of US$2.3 million restructuring charge in fiscal 2007.

The condensed consolidated statements of the discontinued operations were as follows:

	Three months ended October 31,		Nine months ended October 31,
	2007	2006	2007	2006
	(U.S. dollars in thousands)
Income (loss) before provision for income taxes	$—	$1,796	$29	$(1,920)
Provision for income taxes	—	(19)	(13)	(33)

Net income (loss)	$—	$1,777	$16	$(1,953)

Basic and diluted net income (loss) per Ordinary Share	$0.00	$0.06	$0.00	$(0.07)

Basic and diluted net income (loss) per equivalent ADS	$0.00	$0.11	$0.00	$(0.13)

The assets and liabilities of the discontinued operations were as follows:

	As of October 31, 2007	As of January 31, 2007
	(U.S. dollars in thousands)
Assets
Value added taxes	$—	$38
Prepaid expenses and other current assets	—	166

Total current assets	$—	$204

Liabilities
Accounts payable	$2	$41
Other accrued liabilities	41	784
Value added taxes	8	31
Warranty reserve	100	106

Total current liabilities	$151	$962

5.	Intangible Assets

Amortization for the three and nine months ended October 31, 2007 was US$549,000 and US$1.6 million, respectively. Amortization for the three and nine months ended October 31, 2006 was US$265,000 and US$791,000, respectively. As of October 31, 2007, amortization is estimated to be approximately US$549,000 for the remainder of fiscal 2008. Amortization is estimated to be approximately US$1.8 million in the year ending January 31, 2009, US$1.4 million in the year ending January 31, 2010, US$731,000 in the year ending January 31, 2011 and US$578,000 in the year ending January 31, 2012.

	As of October 31, 2007				As of January 31, 2007
	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net
	(U.S. dollars in thousands)
Purchased technology	$16,893	$3,392	$12,282	$1,219	$16,893	$3,392	$11,790	$1,711
Trade names	330	—	157	173	330	—	127	203
Customer base	13,180	567	8,953	3,660	13,180	567	7,849	4,764
Covenants	2,559	1,232	1,296	31	2,559	1,232	1,275	52

Total identifiable
Intangible Assets	$32,962	$5,191	$22,688	$5,083	$32,962	$5,191	$21,041	$6,730

During fiscal 2007, the Company allocated approximately US$5.7 million of purchase price to intangible assets (acquired customer base of US$3.4 million, purchased technology of US$2.0 million, trade names of US$210,000 and covenants of US$67,000) in connection with the acquisition of the Assurity and Concuity businesses.

During the fourth quarter of fiscal 2007, the Company completed its annual impairment tests and assessments of the carrying value of identifiable indefinite-lived intangible assets and goodwill as required by SFAS 142 and determined its recorded non-current assets were not impaired as of January 31, 2007.

6.	Foreign Exchange Contracts and Fair Value of Financial Instruments

The Company uses forward exchange contracts to hedge certain operational cash flow exposures resulting from changes in foreign currency exchange rates expected to occur within the next 12 months. The Company enters into these foreign exchange contracts to hedge anticipated sales or purchase transactions in the normal course of business for which there is a firm commitment from a customer or to a supplier. The terms of these contracts are consistent with the timing of the transactions being hedged. The Company does not use such instruments for trading or speculative purposes.

The derivative instruments held by the Company as of October 31, 2007 and January 31, 2007 did not qualify as accounting hedges as of October 31, 2007 and January 31, 2007, respectively. The fair value gains (losses) on derivatives held as of October 31, 2007 and January 31, 2007 were recognized in the Consolidated Statements of Operations.

As of October 31, 2007, the Company had one forward exchange contracts maturing in fiscal 2008 to sell US$700,000 and receive euro in return. The fair value of the contract as of October 31, 2007 was US$38,000 positive.

	As of October 31, 2007		As of January 31, 2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(U.S. dollars in thousands)
Non-Derivatives
Cash and cash equivalents	$23,948	$23,948	$25,766	$25,766
Accounts receivable, net	$5,926	$5,926	$6,920	$6,920
Accounts payable	$1,172	$1,172	$1,263	$1,263
Deferred consideration	$2,075	$2,029	$2,870	$2,798
Bank overdraft	$137	$137	$—	$—

Derivatives
Foreign exchange forward contracts	$38	$38	$(4)	$(4)

•	The carrying value of cash equivalents, accounts receivable, accounts payable and bank overdraft approximates fair value due to the short maturities of those instruments.

•	The fair value of the contracts was calculated as the present value of the settlement amount less the current valuation based on the October 31, 2007 spot rate.

The carrying amounts for derivatives in the above table are included in consolidated balance sheets under ‘Other accrued liabilities’ caption.

7.	Comprehensive Loss

The following table sets forth the calculation of comprehensive loss for the three and nine months ended October 31, 2007 and 2006:

	Three months ended October 31,		Nine months ended October 31,
	2007	2006	2007	2006
	(U.S. dollars in thousands)
Net loss	$(1,155)	$1,759	$(3,567)	$(2,391)
Foreign currency translation	(131)	(175)	(355)	(259)

Comprehensive loss	$(1,286)	$1,584	$(3,922)	$(2,650)

8.	Computation of Net (Loss) Income Per Ordinary Share

	Three months ended October 31,		Nine months ended October 31,
	2007	2006	2007	2006
	(U.S. dollars in thousands, except share and per share data)
Numerator:
Numerator for basic and diluted net (loss) income per ordinary share
Net loss from continuing operations	$(1,155)	$(18)	$(3,583)	$(438)
Net income (loss) from discontinued operations	—	1,777	16	(1,953)

Net (loss) income available to ordinary shareholders	$(1,155)	$1,759	$(3,567)	$(2,391)

Denominator:
Denominator for basic net (loss) income per ordinary share
Weighted average ordinary shares	31,430,368	30,601,963	31,318,787	30,581,747

Effect of employee share options	—	734,982	—	—

Denominator for diluted net (loss) income per ordinary share	31,430,368	31,336,945	31,318,787	30,581,747

Basic and income and diluted (loss) per ordinary share
Continuing operations	$(0.04)	$(0.00)	$(0.11)	$(0.01)
Discontinued operations	0.00	0.06	0.00	(0.07)

Net	$(0.04)	$0.06	$(0.11)	$(0.08)

Basic and diluted net income (loss) per equivalent ADS
Continuing operations	$(0.07)	$(0.00)	$(0.23)	$(0.03)
Discontinued operations	0.00	0.11	0.00	(0.13)

Net	$(0.07)	$0.11	$(0.23)	$(0.16)

9.	Employee Benefit Plans

The Company has the following share option and purchase plans: the Trintech Group PLC 2007 Share Option Scheme, the Directors and Consultants Share Option Scheme 2007, the Trintech Group PLC 1997 Share Option Scheme, the 1998 Trintech Group PLC Directors and Consultants Share Option Scheme and the Trintech 1999 Employee Share Purchase Plan (collectively “the Stock Plans”). An aggregate of 11,500,000 Ordinary Shares (5,750,000 equivalent ADSs) has been allocated for issue collectively under the Stock Plans. An amount of 2,237,100 Ordinary Shares (1,118,550 equivalent ADSs) remain available as of November 30, 2007 for option grants collectively under the Stock Plans. If an option expires or is cancelled for any reason without having been fully exercised or vested, the unvested or cancelled options will continue to be available for future grant under the Stock Plans.

The Trintech Group PLC 1997 Share Option Scheme and the 1998 Directors and Consultants Share Option Scheme expired in May 2007.

The Trintech Group PLC 2007 Share Option Scheme (the “2007 Plan”), which provides for the grant of options to purchase Ordinary Shares of the Company, was approved by our Board of Directors on May 27, 2007 and by our shareholders on July 25, 2007. Under the 2007 Plan, non-temporary employees and executive directors holding salaried employment or office with the Company or any subsidiary companies are eligible to participate. Generally, all options granted have a seven-year term and commence vesting at a rate of one twelfth of the total per quarter for each of the quarters in the three years commencing on the anniversary date of the grant. The exercise price of each share option is the fair market value of the share on the date of grant.

On May 27, 2007, our Board of Directors approved the Directors and Consultants Share Option Scheme 2007 and our shareholders approved the same on July 25, 2007. The Directors and Consultants Share Option Scheme 2007 provides for the grant of options to purchase Ordinary Shares of the Company to all directors and consultants of the Company and its subsidiaries, with limited exceptions for controlling shareholders. Generally, all options granted have a seven-year term and are exercisable at the date of the grant. The exercise price of each share option is the fair market value of the share on the date of grant.

In August 1999, the Company obtained shareholder approval for the establishment of the Trintech 1999 Employee Savings Related Share Option Scheme for our Irish employees. The 1999 savings related scheme applies to all of our qualifying Irish employees and is intended to be an approved scheme under Schedule 12A to the Taxes Consolidation Act 1997 of the Republic of Ireland. The eligible employees may apply for an option to purchase Ordinary Shares of the Company at a discount of 15% to the market value of Ordinary Shares on the last day on which the Ordinary Shares were traded before grant. Participants must enter into approved savings arrangements, the purpose of which is to fund the cost of the exercise of the option. As of January 31, 2007 and October 31, 2007, no shares had been issued under this scheme.

Also, in August 1999, the Company obtained shareholder approval for the establishment of the Trintech 1999 Employee Share Purchase Plan for Trintech’s U.S. employees. The 1999 employee share purchase plan is intended to qualify under Section 423 of the U.S. Internal Revenue Code of 1986 and has historically contained consecutive, overlapping, twenty-fourth month offering periods. Each offering period included four six-month purchase periods. Effective for offering periods commencing on or after September 1, 2007, the Purchase Plan will be implemented by six-month offering periods. Offering periods that commenced prior to September 1, 2007 will be terminated after shares are purchased for the purchase period ending August 31, 2007. The offering periods generally start on the first trading day on or after March 1 and September 1 of each year.

The 1999 Employee Share Purchase Plan permits participants to purchase Ordinary Shares of the Company at 85% of the lower of the fair market value on the first day of the applicable offering period or on the last day of the six-month purchase period, through payroll deductions of up to 15% of the participant’s compensation. As of October 31, 2007, 623,446 Ordinary Shares (311,723 equivalent ADSs) had been issued under this plan, of which 60,088 Ordinary Shares (30,044 equivalent ADSs) were issued during the three months ended October 31, 2007 for a total consideration of approximately US$84,000 and 123,608 Ordinary Shares (61,804 equivalent ADSs) were issued during the nine months end October 31, 2007 for a total consideration of approximately US$172,000.

A summary of our stock option activity and related information for the nine months ended October 31, 2007 and 2006 is as follows:

	October 31, 2007		October 31, 2006
	Options	Weighted- average exercise price	Options	Weighted- average exercise price
Outstanding at beginning of period	5,407,312	$1.98	5,251,234	$2.92
Granted	916,600	2.03	1,058,550	1.68
Cancelled	—	—	—	—
Forfeited	(662,856)	2.37	(452,556)	12.96
Exercised	(191,488)	1.17	(71,208)	0.91

Outstanding at end of period	5,469,568	$1.97	5,786,020	$1.93

Exercisable at end of period	3,699,686	$1.95	3,886,084	$1.91

	October 31, 2007		October 31, 2006
	Fair value	Weighted- average exercise price	Fair value	Weighted- average exercise price
Weighted-average fair value of options granted during the period for options whose exercise price equals the market price of the Ordinary Shares on the date of grant	$0.95	$2.03	$0.93	$1.68

Exercise prices for options outstanding as of October 31, 2007 ranged from US$0.50 to US$49.50 per share. The breakdown of outstanding options at October 31, 2007 by price range is as follows:

	Outstanding share options				Exercisable share options
Range of exercise prices	Number of share options	Weighted- average remaining life (years)	Weighted- average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)	Number of share options	Weighted- average Exercise price	Aggregate intrinsic value (U.S. dollars in thousands)
$ 0.50 — 1.25	1,441,260	2.26	$1.08		1,441,260	$1.08
$ 1.30 — 1.91	1,368,148	5.12	1.70		679,178	1.68
$ 1.94 — 2.25	1,378,466	5.16	2.09		543,210	2.11
$ 2.31 — 49.50	1,281,694	3.23	3.15		1,036,038	3.26

	5,469,568	3.94	$1.97	$1,611	3,699,686	$1.95	$1,445

Valuation and expense information under SFAS 123R

The following table summarizes share-based compensation expense related to employee share options, and employee share purchases under SFAS 123R for the periods presented which was allocated as follows:

	Three months ended October 31,		Nine months ended October 31,
	2007	2006	2007	2006
	(U.S. dollars in thousands)
Cost of revenue-license	$2	$3	$7	$7
Cost of revenue-services	12	16	57	43
Research and development	10	17	44	42
Sales and marketing	58	37	162	83
General and administrative	200	137	546	540

Amount related to continuing operations	282	210	816	715
Amount related to discontinued operations	—	624	—	757

Total	$282	$834	$816	$1,472

The fair value for these share options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	Three months ended October 31,		Nine months ended October 31,
	2007	2006	2007	2006
Risk-free interest rate (%)	4.18	4.73	4.54	4.83
Expected dividend yield (%)	0	0	0	0
Expected volatility	0.46	0.63	0.49	0.64
Expected life (years)	4.6	4.6	4.6	4.6

The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no current intention to pay cash dividends. Expected volatility is based on historical volatility of our shares over the period commensurate with the expected life of the options. The expected life of options granted is derived from historical data on employee exercise and post-vesting employment termination behavior. The Company used the straight-line method for expense attribution.

Our estimated option forfeiture rate in the nine months ended October 31, 2007 and 2006, based on its historical option forfeiture experience, is approximately 2.2% and 4.0%, respectively. The Company will record additional expense if the actual option forfeitures are lower than estimated and will record a recovery of prior expense if the actual option forfeitures are higher than estimated.

The Company anticipates it will recognize an aggregate of US$2 million as compensation expense in fiscal years 2008 to 2011. This assumes there are no adjustments to compensation expense due to actual cancellations, modifications or new awards granted.

Options have been granted in U.S. dollars since September 1999; previously options were granted in Irish pounds. The U.S. dollar equivalents for disclosure above have been determined using the U.S. dollar rate at the date of each grant.

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on Trintech’s closing share price of US$3.90 as of October 31, 2007, which would have been received by the option holders had all option holders exercised their options as of that date.

10.	Restructuring Charges

Our sub-tenant at its Hayward, California facility defaulted on its contractual lease obligation and vacated the building without notice in April 2007. Subsequently, the Company created an additional provision for leasehold abandonment of US$286,000 in the quarter ended April 30, 2007.

The following table summarizes our restructuring activity for the nine months ended October 31, 2007:

	Employee Severance and Benefits	Consolidation of Facilities and Operations	Total
	(U.S. dollars in thousands)
Reserve balance at January 31, 2007	$13	$131	$144
Restructuring provision	—	286	286
Amounts paid	$(13)	(149)	(162)

Reserve balance at October 31, 2007	$—	$268	$268

The restructuring provision as of October 31, 2007 related to a provision for leasehold abandonment for the Hayward lease in California and German company liquidation expenses.

11.	Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available that is evaluated by the chief operating decision maker or decision making group to make decisions about how to allocate resources and assess performance in accordance with SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” and related interpretations. Our chief operating decision maker is the President. The Company split its operations between Payments and FMS prior to fiscal 2007. On September 1, 2006 the Company sold substantially all of the Payments business (excluding its German business) to VeriFone Holdings, Inc. As a result, the financial results of the Payments business is reported as discontinued operations in the accompanying consolidated financial statements. All prior period statements, except the consolidated statements of cashflows, have been restated accordingly.

In June 2006, the Company announced the formation of its Healthcare business group and the appointment of Edward Gallo, a seasoned healthcare revenue cycle management executive with over 15 years experience, as Executive Vice President of the Healthcare group. In December 2006, the Company acquired Concuity, Inc. a private company specializing in technology solutions for the healthcare industry. The Healthcare division engages in business activities from which it earns revenues and incurs expenses and whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. The Healthcare division has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts and or plans for the division.

Segment net income consists of total segment revenue offset only by expenses directly attributable to that segment. Depreciation and amortization of long-lived assets are allocated based on general cost allocations. Administrative expenses relating to the management and operation of a public company covering marketing, human resources, senior management, non-executive directors, professional fees, directors and officers insurance, facilities, acquisition related charges and other corporate costs are included in determining our consolidated operating income. However, these expenses are not allocated to the operating segments, and, therefore, are not included in segment net income (loss).

Three months ended October 31, 2007

(U.S. dollars in thousands)

	FMS	Healthcare	Segments Total	All Other	Consolidated Total
Revenue	$6,679	$1,043	$7,722	$—	$7,722
Cost of sales	1,845	721	2,566	179	2,745

Gross profit	4,834	322	5,156	(179)	4,977
Operating expenses	3,865	995	4,860	1,467	6,327

Operating profit (loss)	969	(673)	296	(1,646)	(1,350)
Non-operating income, net	—	—	—	195	195

Net income (loss) from continuing operations	$969	$(673)	$296	$(1,451)	$(1,155)

Segment assets	$6,247	$1,275	$7,522	$30,725	$38,247

Segment goodwill	$12,247	$3,738	$15,985	$—	$15,985

Three months ended October 31, 2006

(U.S. dollars in thousands)

	FMS	Healthcare	Segments Total	All Other	Consolidated Total
Revenue	$6,724	$—	$6,724	$—	$6,724
Cost of sales	1,642	—	1,642	58	1,700

Gross profit	5,082	—	5,082	(58)	5,024
Operating expenses	3,977	220	4,197	1,315	5,512

Operating profit (loss)	1,105	(220)	885	(1,373)	(488)
Non-operating income, net	—	—	—	470	470

Net income (loss) from continuing operations	$1,105	$(220)	$885	$(903)	$(18)

Segment assets	$5,772	$—	$5,772	$37,454	$43,226

Segment goodwill	$11,586	$—	$11,586	$—	$11,586

Nine months ended October 31, 2007

(U.S. dollars in thousands)

	FMS	Healthcare	Segments Total	All Other	Consolidated Total
Revenue	$20,742	$3,246	$23,988	$—	$23,988
Cost of sales	5,472	2,111	7,583	556	8,139

Gross profit	15,270	1,135	16,405	(556)	15,849
Operating expenses	12,149	3,164	15,313	4,802	20,115

Operating profit (loss)	3,121	(2,029)	1,092	(5,358)	(4,266)
Non-operating income, net	—	—	—	683	683

Net income (loss) from continuing operations	$3,121	$(2,029)	$1,092	$(4,675)	$(3,583)

Segment assets	$6,247	$1,275	$7,522	$30,725	$38,247

Segment goodwill	$12,247	$3,738	$15,985	$—	$15,985

Nine months ended October 31, 2006

(U.S. dollars in thousands)

	FMS	Healthcare	Segments Total	All Other	Consolidated Total
Revenue	$18,298	$—	$18,298	$—	$18,298
Cost of sales	4,384	—	4,384	167	4,551

Gross profit	13,914	—	13,914	(167)	13,747
Operating expenses	10,657	723	11,380	4,038	15,418

Operating profit (loss)	3,257	(723)	2,534	(4,205)	(1,671)
Non-operating income, net	—	—	—	1,233	1,233

Net income (loss) from continuing operations	$3,257	$(723)	$2,534	$(2,972)	$(438)

Segment assets	$6,072	$—	$6,072	$37,154	$43,226

Segment goodwill	$11,586	$—	$11,586	$—	$11,586

The Company only reports direct operating expenses under the control of the Chief Operating Decision Maker in the segmental information disclosed. The Company does not report corporate costs, interest income (expense) and income taxes or identifiable assets by industry segment, other than capital expenditures and accounts receivable, to the President.

The following tables reconcile segment income before provision for income taxes to consolidated loss before provision for income taxes and segment assets to consolidated total assets.

	Three months ended October 31,		Nine months ended October 31,
	2007	2006	2007	2006
	(U.S. dollars in thousands)
Operating profit for reportable segments	$296	$885	$1,092	$2,534
Unallocated amounts:
Central overheads	(815)	(898)	(2,895)	(2,699)
Amortization	(549)	(265)	(1,647)	(791)
Share-based compensation	(282)	(210)	(816)	(715)
Interest income, net	264	402	845	1,079
Exchange gain, net	184	213	381	397

(Loss) income before income taxes	(902)	127	(3,040)	(195)
Provision for income taxes	(253)	(145)	(543)	(243)

Net loss from continuing operations	$(1,155)	$(18)	$(3,583)	$(438)

Total assets for reportable segments as of October 31			$7,522	$6,072
Total goodwill for reportable segments as of October 31			15,985	11,586
Unallocated amounts:
Cash and cash equivalents			23,948	33,842
Restricted cash			338	—
Prepaid expenses			1,252	921
Property and equipment, net			49	54
Intangible assets			5,083	2,185

Net current deferred tax asset			55	152

Total assets from continuing operations as of October 31			$54,232	$54,812

The distribution of net revenue and long-lived assets by geographical area was as follows:

	Three months ended October 31,		Nine months ended October 31,
	2007	2006	2007	2006
	(U.S. dollars in thousands)
Net revenue:
United States of America	$6,834	$6,174	$21,871	$16,840
United Kingdom	235	245	779	690
Rest of Europe	317	84	501	243
Rest of World	336	221	837	525

Total	$7,722	$6,724	$23,988	$18,298

	Nine months ended October 31,
	2007	2006
	(U.S. dollars in thousands)
Long-Lived Assets:
United States of America	$5,915	$9,092
United Kingdom	38	10
Ireland	16,760	6,020

Total	$22,713	$15,122

12.	Recent Accounting Pronouncements

In September 2006, FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, or SFAS 157, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective as of February 1, 2008. The adoption of this standard is not expected to have a material impact on our financial condition, results of operation or liquidity.

In February 2007, FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115, or SFAS 159. SFAS 159 permits a company to choose, at specified election dates, to measure at fair value certain eligible financial assets and liabilities that are not currently required to be measured at fair value. The specified election dates include, but are not limited to, the date when an entity first recognizes the item, when an entity enters into a firm commitment, or when changes in the financial instrument causes it to no longer qualify for fair value accounting under a different accounting standard. An entity may elect the fair value option for eligible items that exist at the effective date. At that date, the difference between the carrying amounts and the fair values of eligible items for which the fair value option is elected should be recognized as a cumulative effect adjustment to the opening balance of retained earnings. The fair value option may be elected for each entire financial instrument, but need not be applied to all similar instruments. Once the fair value option has been elected, it is irrevocable. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The accounting provisions of SFAS 159 will be effective for the Company beginning February 1, 2008. The adoption of this standard is not expected to have a material impact on our financial condition, results of operation or liquidity.

13.	Acquisition and Divestures

On February 1, 2006, the Company acquired substantially all the assets of Assurity Technologies, Inc., a privately held company in the U.S., for a total initial consideration of US$2.8 million subject to final adjustment relating to performance related contingent cash consideration. The initial purchase costs comprised US$2.0 million in cash, assumed liabilities of US$89,000, additional performance related payment of US$705,000 earned by the acquired business for fiscal 2007 and transaction costs of US$43,000. In addition, the Company will be required to pay additional performance related contingent cash consideration equal to 30% of net income plus 10% of gross revenues, as defined in the purchase agreement for fiscal 2008 and fiscal 2009. The fiscal 2007 performance related consideration of US$705,000 was paid in the nine months ended October 31, 2007. These payments will result in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded.

The initial total purchase costs of US$2.8 million has been allocated, based on their respective fair values, to non-current assets (purchased technology and acquired customer base) of US$747,000, goodwill of US$2.1 million and net assets acquired of US$39,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of two to five years. The assets, liabilities, and operating results of the acquired business have been included in the accompanying financial statements from the date of acquisition.

The Company completed the sale of its Payments business on September 1, 2006 to VeriFone Holdings, Inc. Under the terms of the agreement, VeriFone paid the Company US$12.1 million in cash for all the outstanding shares of a newly formed subsidiary which, prior to closing, held substantially all the assets and liabilities of the Payments business. The purchase price is subject to the following adjustments:

•

an escrow amount of US$2.0 million which is being held for a period of 18 months following the closing to cover claims that might arise under representations and warranties and certain other obligations provided in the share purchase agreement.

•

the cash payment to VeriFone of an amount equal to the remaining warranty provision (approximately US$2.2 million) which was related to intermittent failures experienced with certain hardware products deployed in the marketplace.

•	a working capital adjustment of US$315,000, which was paid in the quarter ended July 31, 2007.

On December 5, 2006, the Company announced the acquisition of substantially all of the assets and assumption of certain liabilities of Concuity, Inc., a private company specializing in technology solutions for the healthcare industry, for an expected total cash consideration of up to US$8.3 million.

The consideration comprised the initial cash consideration paid on closing of US$5.5 million and a performance based earn-out payable over two years, which is estimated at between US$2.5 million and US$3.5 million, US$2.0 million of which is guaranteed. These payments will result in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded. The total purchase costs comprised US$5.5 million in cash, guaranteed performance related payment of US$1.9 million (fair value of US$2.0 million), assumed liabilities of US$658,000 and transaction costs of US$202,000.

The initial total purchase costs of US$8.3 million, comprising the cash paid and related transaction costs has been allocated, based on their respective fair values, to non-current assets (purchased technology, acquired customer base and trademarks and trade names) of US$4.9 million, goodwill of US$3.3 million and net liabilities assumed of US$224,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three to five years.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements. The following discussion and analysis of financial condition, changes in financial condition and results of operations contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements about customer demand, plans and objectives of management and market growth and opportunity. The words “anticipate”, “believe”, “estimate”, “expect”, “forecast”, “intend”, “may”, “plan”, “project”, “predict”, “should” and “will” and similar expressions as they relate to the Company are intended to identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that are difficult to predict. Actual results could differ materially from those indicated by such forward-looking statements. Factors that could cause such results to differ materially include those factors more fully discussed in the section entitled “Factors That May Affect Future Results” appearing elsewhere in this report and in Trintech’s Form 20-F for the fiscal year ended January 31, 2007, filed with the U.S. Securities and Exchange Commission.

“Fiscal 2003” refers to the fiscal year ended January 31, 2003, “fiscal 2004” refers to the fiscal year ended January 31, 2004, “fiscal 2005” refers to the fiscal year ended January 31, 2005, “fiscal 2006” refers to the fiscal year ended January 31, 2006,”fiscal 2007” refers to the fiscal year ending January 31, 2007, “fiscal 2008” refers to the fiscal year ending January 31, 2008, “fiscal 2009” refers to the fiscal year ending January 31, 2009, “fiscal 2010” refers to the fiscal year ending January 31, 2010, “fiscal 2011” refers to the fiscal year ending January 31, 2011, “fiscal 2012” refers to the fiscal year ending January 31, 2012, “fiscal 2013” refers to the fiscal year ending January 31, 2013 and “fiscal 2014” refers to the fiscal year ending January 31, 2014.

A.	Operating Results

Overview

We are a leading global provider of integrated financial software and service solutions specializing in financial governance, transaction risk management, and compliance for the commercial, financial and healthcare markets worldwide. For over 20 years, Trintech has been providing comprehensive, industry-leading solutions to financial departments seeking greater insight into critical transaction processes.

In the quarter ended July 31, 2006, the Company entered into substantive negotiations on the disposal of its Payments business. As a result, the three and nine months ended October 31, 2007 financial results reflect the Payments business as a discontinued operation. All prior period statements, except the consolidated statements of cashflows, have been restated accordingly. On September 1, 2006 the Company sold substantially all of the Payments business (excluding its German business) to VeriFone Holdings, Inc. The Company recorded net income from discontinued operations of US$16,000, net of taxes, for the nine months ended October 31, 2007 which related to a gain on the sale of the Payments business and US$0 for the three months ended October 31, 2007. The Company recorded net income from discontinued operations of US$1.8 million, net of taxes, for the three months ended October 31, 2006 and a net loss of US$2.0 million, net of taxes, for the nine months ended October 31, 2006.

The Company now has two business segments: FMS and Healthcare.

The Company has over 480 customers who utilize our solutions to improve performance through stronger management of the revenue cycle and disbursements, to help ensure the accuracy and integrity of financial data, to identify and reduce transaction risk, to improve the quality and timelines of financial reporting and to strengthen internal controls to support compliance requirements. The Company delivers configurable, highly scalable solutions that incorporate a company’s unique business processes, providing greater visibility and control of critical financial processes in today’s challenging business environment.

The Company supplies four key products and services:

•

ReconNet - which has extensive reconciliation capability with specific emphasis on reconciliation and exception management of high volume transaction processing environments. ReconNet has a market leading position in the US retail market, where it is used extensively by treasury and financial control departments in reconciling banking records and cash deposits with point-of-sale transaction records.

•	AssureNet - which provides an enterprise process management system for general ledger account reconciliation, review and certification. AssureNet is designed to increase workflow efficiencies and mitigate risk by strengthening internal controls to support Sarbanes-Oxley compliance programs. This capability has particular benefits for large corporations and for complex transaction processing businesses, such as financial institutions.

•

On Demand Services – this involves the provision of ASP services for ReconNet and AssureNet, as well as the provision of the DataFlow Transaction Network service, which is engaged in the retrieval, processing, aggregation and delivery of transaction data between a financial institution and its customers. The DataFlow Transaction Network currently processes transaction data from over 20,000 accounts in over 5,000 banks in the United States. Traditionally, the DataFlow services supported the provision of daily bank statement data to support the reconciliation and transaction management process. The network has now been expanded to enable the processing of other forms of transaction data to support our customers’ businesses.

•

ClearContracts – this ASP service enables health care providers to optimize contract profitability by reconciling payments received from their patients’ insurers to amounts they should have received from claims under the terms of their respective contracts. Using advanced workflow, a healthcare provider’s finance department is then able to resubmit underpaid or denied claims and increase revenue by ensuring reimbursement of the contracted amounts. In addition, ClearContracts provides executive visibility of contract performance and yield and allows healthcare providers to model expected revenues arising from negotiated contract changes.

Our financial governance business generated revenues of approximately US$25.8 million in fiscal 2007, US$21.0 million in fiscal 2006 and US$19.1 million in fiscal 2005. Approximately 65% of our revenue is recurring revenue from the provision of transaction services, annual license fees, support fees and monthly service and ASP fees. The remaining 35% of revenue is generated from initial license fees and the provision of professional services, such as implementation fees.

Our customer base includes 16 of the Fortune 50 and 81 of the Fortune 500. Our customers include retailer chains, commercial companies, financial institutions and healthcare providers in the USA, the UK, continental Europe and Australia. Top customers in recent years include Accenture, Providence Health System and Regis Corporation.

Following the September 2006 sale of its payment systems and hardware business to VeriFone Holdings, Inc. for US$12.1 million in an all cash transaction, the Company is now focused on expanding and growing its financial software solutions and services business through capitalizing on an increasing demand for risk management and revenue enhancement solutions in financial institutions; expanding demand for compliance and control solutions across its existing customer base; and growing its healthcare business following the acquisition of the business and assets of Concuity, Inc. The future growth of the Company will be underpinned by a strong core customer base and an established market position. The Company proposes to expand this business franchise through investment in new products and markets and will continue to seek further acquisition opportunities in the target markets.

The disclosure below reflects the results of operations from the continuing business.

FMS Business

FMS is primarily engaged in marketing and selling licenses for our transaction process management software and related maintenance, development and installation services. FMS includes the business of DataFlow which is engaged in the retrieval, processing, aggregation and delivery of all transaction data in daily bank statements. The FMS business generated revenues of approximately US$6.7 million and US$20.7 million, respectively, in the three months and nine months ended October 31, 2007. The FMS business has in excess of 465 customers.

Over the last three years, the Company has taken a number of steps to build the FMS business and expand its product offering, as follows:

•

In February 2006, the Company announced the formation of a new On-Demand Solutions business unit that provides On-Demand Solutions for cash management, reconciliation, and data collection, processing, aggregation and delivery. On-Demand Solutions provides a cost-effective way for businesses to increase the efficiency of their cash management and reconciliation processes while avoiding the upfront costs of IT resources, application servers, software licenses, implementation and maintenance. On-Demand Solutions offers the combined power of the ReconNET reconciliation system, and the Treasure eNET treasury workstation, with the convenience of the DataFlow Transaction Network to automate, simplify and improve enterprise workflow processes.

•

In February 2006, the Company acquired substantially all the assets of Assurity Technologies, Inc., a privately held company in the U.S., for a total initial consideration of US$2.8 million subject to final adjustment relating to performance related contingent consideration. Assurity provides an enterprise process management system for general ledger account reconciliation, review and certification. The product, AssureNET, is designed to increase workflow efficiencies and mitigate risk by strengthening internal controls to support Sarbanes-Oxley compliance programs. The acquisition strengthened our market position with customers benefiting from AssureNET functionality being integrated into Trintech’s ReconNET, to provide an end-to-end solution for general ledger account reconciliation, review, certification and risk management.

•

In May 2006, the Company announced the formation of its Financial Services Group, a strategic global business unit that helps financial institutions, brokerage firms and insurance companies optimize internal transaction reconciliation processes, workflow and compliance. The Financial Services Group provides next-generation account reconciliation and enterprise-wide positive pay solutions to financial institutions for the provision of the same to their small business, middle market and large corporate clients. The Financial Services Group provides consulting, design, implementation, service and support to help organizations improve reconciliation processes, strengthen internal controls, mitigate risk and increase compliance.

•

In September 2006, the Company announced the release of ReconNET 7.25, which allows ReconNET to be integrated with AssureNET GL to extend existing financial controls and reporting capabilities through general ledger account reconciliation and certification.

•

In February 2007, the Company announced the availability of AssureNET Express. AssureNET Express complements Trintech’s current line of On-Demand solutions, including ReconNET for high volume, transaction-intensive account reconciliation, and Treasury eNET for treasury and cash management. AssureNET Express leverages the capabilities of AssureNET GL to provide mid-market organizations with a process management and internal control system for GL reconciliation, review and certification. For a fixed monthly fee, the web-based accounting compliance application leverages a best practices configuration to deliver many of the same benefits of Trintech’s enterprise software, but with reduced implementation effort and assistance required from IT.

•

In February 2007, the Company also announced its partnership with Prodiance Corporation, a leading provider of solutions for financial spreadsheet remediation and control, and the availability of xlNET, a spreadsheet compliance tool that automates all aspects of the spreadsheet compliance lifecycle. Spreadsheet compliance is a natural extension of Trintech’s accounting compliance suite, which provides solutions for automating critical accounting processes, including transaction matching, exception management, account reconciliation, and closing cycle activities. By partnering with Prodiance, Trintech’s solutions help optimize compliance processes, streamline operations, and reduce risks.

•

In August 2007, the Company announced the availability of ReconNET 7.4. ReconNET 7.4 is Trintech’s latest release in its integrated suite of financial governance software. The newest version of Trintech’s reconciliation and account balancing application will help clients further streamline reconciliation workflow; reduce resource allocation to the reconciliation and exception management process; improve auditing, documentation, and internal control; and speed exception management resolution.

•

In October 2007, the Company announced significant enhancements in the new release of its accounting compliance software solution, AssureNET GL. AssureNET GL version 3.3 moves beyond general ledger reconciliation and certification. Key enhancements to the integration between AssureNET GL and Trintech’s transaction matching, exception management, and automated reconciliation solution, ReconNET, is designed to give complex global organizations a fully Sarbanes-Oxley compliant transaction matching, reconciliation, and accounting compliance platform. AssureNET GL 3.3 includes user interface enhancements that increase efficiency and flexibility, as well as new security, search, and reporting features. This latest release of AssureNET GL significantly increases functionality with both enhancements to existing utilities, and the addition of critical new features. Our continued development of AssureNET GL is based directly on client feedback. We believe this will further assist and add value to companies seeking to meet today’s major financial governance challenges.

•

In October 2007, the Company announced the release of its innovative Lifecycle Management (LCM) Payments solution for financial institutions. LCM Payments is a browser-based account reconciliation and positive pay solution that enables financial institutions to provide their clients with a more diverse range of real-time capabilities, based on customer-specific business requirements, while consolidating multiple existing systems into a single integrated platform. LCM Payments supplements other financial services solutions with advanced fraud prevention technology to provide clients with complete visibility into the status of their account reconciliation programs. Seamlessly integrating into a client’s environment, LCM Payments features an intuitive dashboard interface that allows clients to manage a variety of transaction types, including checks, wires, ACH, and unclaimed property. Users can perform adjustments, view check images, submit updates, investigate exceptions, and initiate reports online in real-time. Through LCM Payments, financial institutions can offer their clients customized workflows for business actions, status, and exceptions, including Paid Not Issued, Duplicate Issued & Paid, Stale Paid, and more. Additionally, clients can review and manage transactions for all types of accounts, including DDA, depository, and corporate accounts. LCM Payments provides both financial institutions and their clients with complete visibility into the entire lifecycle of any payment type, including Check 21 Substitute Checks, IRDs, and Electronic Images.

Healthcare Business

The Healthcare division was formed in June 2006, to help healthcare providers, payers and financial institutions optimize the claim to payment transaction process, including transaction reconciliation and workflow management of exceptions. The Healthcare division generated revenues of approximately US$1.0 and US$3.2 million, respectively in the three and nine months ended October 31, 2007 and has in excess of 15 customers.

Over the last 12 months, the Company has taken a number of steps to build the Healthcare business and expand its product offering, as follows:

•

In June 2006, the Company announced the formation of its Healthcare business group and the appointment of Edward Gallo, a seasoned healthcare revenue cycle management executive with over 15 years experience. Mr. Gallo joined Trintech from NDCHealth, where he ran the Hospital Services Division. This division provided revenue cycle management solutions to 1,800 hospitals and other healthcare providers. Prior to joining NDCHealth, Mr. Gallo was COO of Caresoft, a successful start-up company focused on providing consumer marketing services to the pharmaceutical industry.

•

In October 2006, the Company announced the release of EOB PRO and HealthcareAR for healthcare and financial institutions. EOB PRO is a web-based remittance standardization solution that eliminates the manual process of posting paper EOB payments to a healthcare billing system. HealthcareAR, a web-based solution, matches provider-payer financial transactions to corresponding payment information.

•

In December 2006, the Company announced the acquisition of substantially all of the assets and assumption of certain liabilities of Concuity, Inc., a private company specializing in technology solutions for the healthcare industry, for an expected total cash consideration of up to US$8.3 million. Concuity is a Chicago, Illinois based private company which provides technology solutions to optimize contract profitability for the healthcare industry. Concuity’s primary value proposition is providing healthcare providers with software applications to allow them to recover revenue that has not been paid by payers due to the complexity of the healthcare billing process in the United States.

•

In June 2007, the Company announced the availability of EOB PRO for ClearContracts, its web-based, revenue cycle management system. ClearContracts helps healthcare providers identify and correct underpayments due to payer non-compliance in the contract revenue cycle. EOB PRO converts paper-based Explanation of Benefits (EOBs) into HIPAA standard 835s, eliminating the intensive, manual process of posting paper EOB payments to a healthcare billing system.

•

In October 2007, the Company announced the availability of Concuity Healthcare Solution Suite for financial institutions. ClearContracts™ for hospitals and ClearContracts Pro (for Professional Groups) are web-based applications designed to fit into a healthcare organization’s revenue cycle management plan. ClearContracts enables all types of healthcare providers to analyze overall contract performance, verify expected reimbursement, and enhance the financial profitability of new and proposed payer contracts. Unlike other software providers, Concuity, a healthcare division of Trintech, offers an innovative combination of services and web-based technology that allows providers to quickly gain control over payer contracts and immediately recover lost revenue due to underpaid claims. By offering the Concuity Healthcare Solution Suite, as a component of their treasury management product set, financial institutions can provide their healthcare industry lockbox clients with the ability to improve payor contract performance and visibility, all while enhancing cash flow and profitability.

ClearContracts and EOB Pro include modules that assist healthcare providers with any stage of the revenue cycle, including: paper EOB to 835 conversion capability, denial management, revenue recovery services, documentation and compliance solutions, and contract management functionality.

•

In October 2007, Concuity announced that the Healthcare Financial Management Association (HFMA) recently examined ClearContracts™ for Hospitals and Physician Groups, a solution that helps increase hospital revenue through the identification and correction of payer non-compliance issues in the contract revenue cycle, using the new Peer Review process. After undergoing the rigorous review, ClearContracts now features the notable “Peer Reviewed by HFMA” mark.

•

In October 2007, the Company announced the availability of ClearContracts 7.2. The latest version of Concuity’s ClearContracts solution dramatically increases calculation engine modeling capabilities and system usability. ClearContracts 7.2 gives healthcare organizations a broad range of enhanced modeling functionality that not only allows providers to model new contracts but also enables them to adjust their charges to more accurately reflect proposed reimbursement and more effectively negotiate future contracts. Enhancements to security and reporting features further increase enterprise-wide visibility, while enhancements to the user interface increase contract loading efficiency, flexibility, and consequently the user experience.

Revenue

Following the sale of the Payments business, our revenue is primarily derived from two sources:

License Revenue. Software license revenue, which represented 48% and 49% of total revenue for the three and nine months ended October 31, 2007, is derived from license fees from our transaction process management software and the provision of related support and maintenance services to customers. Customer support and maintenance fees are established as a percentage of the software license price, typically ranging from 15% to 18% per year, based on the level of support provided, and are generally paid annually. The Company also licenses our software on a recurring rental (ASP) basis.

Service Revenue. The Company derives service revenue, which represented 52% and 51% of total revenue for the three and nine months ended October 31, 2007, from data delivery services, consulting services, educational and training services, customization services and implementation services.

Total revenue from customers in the United States was US$6.8 million and US$21.9 million in the three and nine months ended October 31, 2007 and US$6.2 million and US$16.9 million in the three and nine months ended October 31, 2006. This represented approximately 89% and 91% in the three and nine months ended October 31, 2007 and 92% in the three and nine months ended October 31, 2006. Total revenue from customers in the United Kingdom was US$235,000 and US$779,000 in the three and nine months ended October 31, 2007, respectively and US$245,000 and US$690,000 in the three and nine months ended October 31, 2006, respectively. This represented approximately 3% in both the three and nine months ended October 31, 2007 and 4% in the three and nine months ended October 31, 2006.

Recurring revenue accounted for 75% and 63% of total revenue in the three and nine months ended October 31, 2007 and was derived from the provision of annual license fees, transaction services, support and ASP fees. Recurring revenue accounted for 60% and 56% in the three and nine months ended October 31, 2006.

Cost of Revenue

Cost of license revenue includes shipping, software documentation, labor, third-party license fees and other costs associated with the delivery of software products from which license revenue is derived, the cost of providing after-sale support and maintenance services to customers and the amortization of acquired technology costs. Cost of service revenue includes labor, travel and other non-recoverable costs associated with the delivery of services to customers.

Operating Expenses

Research and development expenses consist primarily of labor and associated costs connected with the development of our software products. Sales and marketing expenses consist of labor costs, including commissions, travel and other costs associated with sales activity, and advertising, trade show participation, public relations and other marketing costs. General and administrative expenses consist primarily of labor and recruitment costs, facilities costs, telephone and other office costs and depreciation.

Taxation

The Company operates as a holding company with operating subsidiaries in Ireland, the United Kingdom, the United States and two financing subsidiaries in the Cayman Islands. Each subsidiary is taxed based on the laws of the jurisdiction in which it is incorporated. Because taxes are incurred at the subsidiary level, and one subsidiary’s tax losses cannot be used to offset the taxable income of subsidiaries in other tax jurisdictions, our consolidated effective tax rate may increase to the extent that the Company reports tax losses in some subsidiaries and taxable income in others. In addition, our tax rate may also be affected by costs that are not deductible for tax purposes, such as amortization of purchased intangibles and share-based compensation.

The Company has significant operations, and generates a large majority of its taxable income, in the United States. It also has trading entities in the United Kingdom and the Republic of Ireland. Some of our Irish operating subsidiaries are taxed at rates substantially lower than U.S. tax rates. One Irish subsidiary currently qualifies for a 10% tax rate which, under current legislation, will remain in force until December 31, 2010. Another Irish subsidiary qualifies for an exemption from income tax as our revenue source is license fees from qualifying patents within the meaning of Section 234 of the Irish Taxes Consolidation Act, 1997. The Company currently anticipates that it will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax situation may change. In addition, if these subsidiaries were no longer to qualify for these tax rates or if the tax laws were rescinded or changed, our operating results could be materially adversely affected.

Currencies

A portion of our revenue, costs, assets and liabilities are denominated in currencies other than the U.S. dollar, and all of our subsidiaries, other than our U.S. and Cayman Islands subsidiaries, have functional currencies other than the U.S. dollar. These currencies fluctuate significantly against the U.S. dollar. As a result of the currency fluctuations, primarily the U.S. dollar with the euro and the pound sterling, and the conversion to U.S. dollars for financial reporting purposes, we experience fluctuations in our operating results on an annual and a quarterly basis. As a result of such currency fluctuations, the Company recognized an exchange gain of US$184,000 and US$381,000 in the three and nine months ended October 31, 2007. From time to time the Company has in the past and may in the future hedge against the fluctuations in exchange rates. Future hedging transactions may not successfully mitigate losses caused by currency fluctuations. The Company expects to continue to experience exchange rate fluctuations on an annual and quarterly basis, and currency fluctuations could have a material adverse impact on our results of operations.

Compensated Absences

Prior to fiscal 2007, the Company did not accrue for the liability associated with employees’ vacations as the amount of compensation was not reasonably estimable. In the third quarter of fiscal 2007, the Company implemented a process to estimate its obligation for accrued vacation and consequently recorded a charge of US$704,000 in fiscal 2007, of which US$246,000 related to discontinued operations.

Share-based Compensation

The Company has adopted the Statement of Accounting Standards No. 123(R) “Share-Based Payment” in the fiscal year beginning on February 1, 2006 (“SFAS 123R”). As a result of adopting SFAS 123R, our net loss for the fiscal 2007 was US$1.8 million higher than if the Company had continued to account for share-based compensation under APB 25 as it had in the comparable prior year period. The Company anticipates it will recognize an aggregate of US$2 million as compensation expense for the remainder of fiscal 2008 and in fiscal years 2009 to 2011. This assumes there are no adjustments to compensation expense due to actual cancellations, modifications or new awards granted.

Acquisition History

On February 1, 2006, the Company acquired substantially all the assets of Assurity Technologies, Inc., a privately held company in the U.S., for a total initial consideration of US$2.8 million subject to final adjustment relating to performance related contingent cash consideration. The initial purchase costs comprised US$2.0 million in cash, assumed liabilities of US$89,000, additional performance related payment of US$705,000 earned by the acquired business for fiscal 2007 and transaction costs of US$43,000. In addition, the Company will be required to pay additional performance related contingent cash consideration equal to 30% of net income plus 10% of gross revenues, as defined in the purchase agreement, for fiscal 2008 and fiscal 2009. The fiscal 2007 performance related consideration of US$705,000 was paid in the nine months ended October 31, 2007. These payments will result in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded.

The initial total purchase costs of US$2.8 million has been allocated, based on their respective fair values, to non-current assets (purchased technology and acquired customer base) of US$747,000, goodwill of US$2.1 million and net assets acquired of US$39,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of two to five years. The assets, liabilities, and operating results of the acquired business have been included in the accompanying financial statements from the date of acquisition.

The Company completed the sale of its Payments business on September 1, 2006 to VeriFone Holdings, Inc. Under the terms of the agreement, VeriFone paid the Company US$12.1 million in cash for all the outstanding shares of a newly formed subsidiary which, prior to closing, held substantially all the assets and liabilities of the Payments business. The purchase price is subject to the following adjustments:

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an escrow amount of US$2.0 million which is being held for a period of 18 months following the closing to cover claims that might arise under representations and warranties and certain other obligations provided in the share purchase agreement.

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the cash payment to VeriFone of an amount equal to the remaining warranty provision (approximately US$2.2 million) which was related to intermittent failures experienced with certain hardware products deployed in the marketplace.

•	a working capital adjustment of US$315,000, which was paid in the quarter ended July 31, 2007.

On December 5, 2006, the Company announced the acquisition of substantially all of the assets and assumption of certain liabilities of Concuity, Inc., a private company specializing in technology solutions for the healthcare industry, for an expected total cash consideration of up to US$8.3 million.

The consideration comprised the initial cash consideration paid on closing of US$5.5 million and a performance based earn-out payable over two years, which is estimated at between US$2.5 million and US$3.5 million, US$2.0 million of which is guaranteed. These payments will result in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded. The total purchase costs comprised US$5.5 million in cash, guaranteed performance related payment of US$1.9 million (fair value of US$2.0 million), assumed liabilities of US$658,000 and transaction costs of US$202,000.

The initial total purchase costs of US$8.3 million, comprising the cash paid and related transaction costs has been allocated, based on their respective fair values, to non-current assets (purchased technology, acquired customer base and trademarks and trade names) of US$4.9 million, goodwill of US$3.3 million and net liabilities assumed of US$224,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three to five years. The assets, liabilities, and operating results of the acquired business have been included in the accompanying financial statements from the date of acquisition.

Critical Accounting Policies and Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements.

Revenue recognition. Our revenue is derived from license fees and charges for services.

Revenue is recognized on product sales when persuasive evidence of an arrangement exists, delivery has occurred, the related fee is fixed or determinable and collectability is reasonably assured.

The Company recognizes license revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletins (SAB) No. 101, “Revenue Recognition in Financial Statements”, as amended by SAB No. 104

“Revenue Recognition”, issued by the staff of the SEC in December 2003, the American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”. For license arrangements that do not require significant production, modification or customization of the software, the Company recognizes license revenue when: (1) persuasive evidence of an arrangement with a customer exists; (2) delivery to the customer has occurred; (3) the fee to be paid by the customer is fixed or determinable; and (4) collection is probable.

If the license fee due from the customer is not fixed or determinable, revenue is recognized as payment becomes due, assuming all other revenue recognition criteria have been met. The Company considers arrangements with payment terms extending beyond one year not to be fixed or determinable and revenue is recognized as payments become due from the customer. If collection of the fees from the customer is not considered probable, revenue is recognized when the fee is collected. Revenue arrangements with resellers are recognized, net of fees, when persuasive evidence is received that the reseller has sold the products to an end user customer and all other revenue recognition criteria are met.

SOP 97-2, as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. Revenue recognized from multiple-element arrangements is allocated to various elements of the arrangement based on the relative fair values of the elements specific to the Company. Our determination of fair value of each element in multi-element arrangements is based on vendor-specific objective evidence (“VSOE”). The Company limits its assessment of VSOE for each element to either the price charged when the same element is sold separately or the price established by management, having the relevant authority to do so, for an element not yet sold separately.

If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

Revenue allocated to maintenance and support is recognized ratably over the maintenance term, typically one year. Revenue allocated to implementation, training and other service elements is recognized as the services are performed. The Company obtains VSOE for maintenance from substantive renewal rates based on consistent percentages of the license fee.

Service revenue is derived mainly from implementation and training services. Services are provided primarily on a time and materials basis for which revenue is recognized in the period that the services are provided.

Arrangements that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed. If the Company provides services that are considered essential to the functionality of the software products the amount of revenue recognized is based on the total license and service fees under the agreement and the percentage of completion achieved. The percentage of completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirements, which corresponds to the costs related to earned revenues. Estimates of total project requirements are based on prior experience of customization of similar software and delivery of similar services and are reviewed and updated regularly by management. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. No such estimated losses were identified in any of the periods presented.

The Company also offers hosting arrangements, known as Application Service Provision (“ASP”). With ASP arrangements the Company installs and runs software applications through its own or third-party’s servers giving customers access to the application via the internet or a dedicated line. ASPs are within the scope of SOP 97-2 if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software without significant penalty. Assuming all other revenue recognition criteria have been met, and VSOE has been established for the hosting element, revenue is recognized on the portion of the fee attributable to the license on delivery, while the portion of the fee related to the hosting element would be recognized ratably as the service is provided.

Revenue from our ASP hosting operations is recognized in accordance with SAB 104, generally over the term of the contract. ASP hosting agreements are generally one to five years in duration and generally provide for quarterly billing. Revenue related to the customer’s initial set up and implementation is deferred and subsequently recognized over the expected term of the ASP hosting agreement.

Allowance for doubtful accounts. The allowance for doubtful accounts receivable is based on our assessment of the collectibility of specific customer accounts and the aging of accounts receivable. The Company maintains an allowance for doubtful accounts at an amount the Company estimates to be sufficient to provide for actual losses resulting from collecting less than full payment on our receivables. A considerable amount of judgment is required when the Company assesses the realizability of receivables, including assessing the probability of collection and the current credit-worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional provision for doubtful accounts might be required. In cases where we are aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due, and thereby reduces the net recognized receivable to the amount we reasonably believe will be collected. For the remaining customers, the Company recognizes allowances for doubtful accounts based on the length of time the aggregate receivables are outstanding, the current business environment and historical experience. Alternatively, if the financial condition of our customers were to improve such that their ability to make payments was no longer considered impaired, the Company would reduce related estimated reserves with a credit to the provision for doubtful accounts.

Accounting for Income Taxes. Deferred income taxes are recognized based on temporary timing differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the statutory tax rates and laws expected to apply to taxable income in the years in which temporary differences are expected to reverse. Valuation allowances are provided against the gross deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the timing of the temporary differences becoming deductible. Management considers, among other available information, scheduled reversals of deferred tax liabilities, projected future taxable income and other matters in making this assessment.

Significant judgment is required in determining our worldwide income tax provision. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income in the period in which such determination is made.

The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities, which often result in proposed assessments. Our estimate for the potential outcome for any uncertain tax issue is highly judgmental. We believe we have adequately provided for any reasonably foreseeable outcome related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire. As a result, our effective tax rate may fluctuate significantly on a quarterly basis.

Long-lived assets. In assessing the recoverability of our goodwill and other intangibles, the Company must make assumptions regarding estimated future cash flows, the discount rate and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges against these assets in the reporting period in which the impairment is determined.

The Company periodically assesses the impairment of long-lived assets, including identifiable intangibles and related goodwill, in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”. An impairment review is performed on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Factors the Company considers important which could trigger an impairment review include, but are not limited to, (1) significant under performance relative to historical or expected operating results, (2) significant changes in the manner of use of the acquired assets or the strategy for our overall business, (3) significant negative industry or economic trends, (4) a significant decline in our share price for a sustained period, and (5) our market capitalization relative to net book value. When the Company determines that the carrying value of goodwill may not be recoverable, the Company tests for impairment using a projected discounted cash flow model with a discount rate commensurate with the risk inherent in our current business model.

No impairments were recognized for fiscal 2005, 2006 and fiscal 2007.

Legal contingencies. The Company is occasionally involved in various claims and legal proceedings. Periodically, the Company reviews the status of each significant matter and assesses our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position.

Quarterly Results of Operations

The following table presents our results of operations expressed as a percentage of total revenue, after giving effect to rounding, for the periods indicated:

	Three months ended October 31,		Nine months ended October 31,
	2007	2006	2007	2006
Revenue:
License	48%	59%	49%	58%
Service	52	41	51	42

Total revenue	100	100	100	100

Cost of revenue:
License	5	4	5	4
Amortization of purchased technology	2	1	2	1
Service	28	20	27	20

Total cost of revenue	35	25	34	25

Gross margin	65	75	66	75

Operating expenses:
Research and development	15	20	15	19
Sales and marketing	33	30	33	30
General and administrative	29	29	31	31
Amortization of purchased intangible assets	5	3	5	4

Total operating expenses	82	82	84	84

Loss from operations	(17)	(7)	(18)	(9)

Interest income, net	3	6	3	6
Exchange gain, net	2	3	2	2

(Loss) income before provision for income taxes	(12)	2	(13)	(1)
Provision for income taxes	(3)	(2)	(2)	(1)

Net loss from continuing operations	(15)	(0)	(15)	(2)
Net income (loss) from discontinued operations, net of tax	—	26	0	(11)

Net loss (income)	(15)%	26%	(15)%	(13)%

Three months ended October 31, 2007 compared to three months ended October 31, 2006.

Revenue	Three months ended October 31, 2007	Three months ended October 31, 2006	(Decrease)/Increase from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
License	3,731	3,985	(254)	(6)%
Service	3,991	2,739	1,252	46%

Total Revenue	7,722	6,724	998	15%

Nine months ended October 31, 2007 compared to nine months ended October 31, 2006.

Revenue	Nine months ended October 31, 2007	Nine months ended October 31, 2006	Increase from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
License	11,750	10,550	1,200	11%
Service	12,238	7,748	4,490	58%

Total Revenue	23,988	18,298	5,690	31%

Total Revenue. In the three months ended October 31, 2007 and 2006, there were three customers who collectively accounted for 9% of our total revenues. In the nine months ended October 31, 2007 and 2006, there were also three customers who collectively accounted for 7% of our total revenues. There were no customers who individually accounted for more than 10% of total revenue in either period.

License. The decrease in license revenue in the three months ended October 31, 2007 was primarily due to extended sales cycle periods for our products in the US market. The decrease in license revenue was partially offset by strong maintenance renewals from our existing customers in the quarter. The increase in license revenue in the nine months ended October 31, 2007 was primarily due to higher revenues from ReconNet, Tracker, Bankfee and xINET products and increased revenues generated from maintenance renewals from our existing customers.

Service. The increase in service revenue in the three and nine months ended October 31, 2007 was due to higher AssureNET service revenues, revenues from the inclusion of products from the Healthcare business and increased revenues from the provision of ASP and Hosting services for our existing products.

Three months ended October 31, 2007 compared to three months ended October 31, 2006.

Cost of Revenue	Three months ended October 31, 2007	Three months ended October 31, 2006	Increase from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
License	409	304	105	35%
Amortization of purchased technology	164	41	123	300%
Service	2,172	1,355	817	60%

Total Cost of Revenue	2,745	1,700	1,045	61%

Nine months ended October 31, 2007 compared to nine months ended October 31, 2006.

Cost of Revenue	Nine months ended October 31, 2007	Nine months ended October 31, 2006	Increase from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
License	1,186	773	413	53%
Amortization of purchased technology	491	117	374	320%
Service	6,462	3,661	2,801	77%

Total Cost of Revenue	8,139	4,551	3,588	79%

Total Cost of Revenue. Although total revenue increased by 15% and 31% in the three and nine months ended October 31, 2007 compared to the corresponding period last year, the total cost of revenue increased by 61% and 79% in the three and nine months ended October 31, 2007 compared to last year. This had the effect of decreasing gross margin by 10% and 9% in the three and nine months ended October 31, 2007 compared to last year.

License. The increase in the cost of license revenue both in absolute dollars and in percentage terms in the quarter ended October 31, 2007 compared to the corresponding period in the prior year was due to higher reseller costs and higher headcount associated with the delivery of maintenance services. The higher reseller costs were primarily due to the sale of xINET during the quarter ended October 31, 2007. The cost of license revenue as a percentage of license revenue increased to 11% and 10% for the three and nine months ended October 31, 2007 compared to 8% and 7% in the corresponding period last year.

Amortization of purchased technology. The increase in amortization of purchased technology relates to the Concuity acquisition in the fourth quarter of fiscal 2007.

Service. The service revenue costs increased both in absolute dollars and in percentage terms for the three and nine months ended October 31, 2007 compared to service revenue costs for the corresponding period in the prior year. These costs represented 54% and 53% of service revenues for the three and nine months ended October 31, 2007 compared to 49% and 47% for the three and nine months in the prior year. The increase was primarily due to additional costs associated with the new Healthcare ASP revenue stream and increased external costs associated with provision of additional ASP and hosting services.

Three months ended October 31, 2007 compared to three months ended October 31, 2006.

Operating Expenses	Three months ended October 31, 2007	Three months ended October 31, 2006	(Decrease)/Increase from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
Research and development	1,152	1,313	(161)	(12)%
Sales and marketing	2,527	2,025	502	25%
General and administrative	2,263	1,950	313	16%

Nine months ended October 31, 2007 compared to nine months ended October 31, 2006.

Operating Expenses	Nine months ended October 31, 2007	Nine months ended October 31, 2006	Increase from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
Research and development	3,679	3,483	196	6%
Sales and marketing	7,994	5,423	2,571	47%
General and administrative	7,286	5,838	1,448	25%

Research and Development. The decrease in research and development expenses in the three months ended

October 31, 2007 was due to reduced staffing costs. The new FMS product platform is expected to be substantially completed by the end of fiscal 2008. The increase in research and development expenses in the nine months ended October 31, 2007 was due to additional costs associated with the healthcare business. This business was acquired in the fourth quarter of fiscal 2007. These additional healthcare related costs more than offset the reduction in expenditure associated with the development of the next generation of our FMS product platform.

Sales and Marketing. The increase in sales and marketing expenses in the three and nine months ended October 31, 2007 was primarily due to the inclusion of costs related to the healthcare business and increased investment in growing the sales and distribution network for our reconciliation products both in the United States and internationally.

General and Administrative. The increase in general and administrative expenses in the three and nine months ended October 31, 2007 was primarily due to the inclusion of costs related to the healthcare business and higher accounting and compliance costs compared to the corresponding period in the prior year.

Amortization of purchased intangible assets. Amortization of purchased intangible assets consists primarily of the amortization of acquired customer bases, recorded in connection with our acquisitions in fiscal 2001, fiscal 2004 and fiscal 2007. The increase in amortization of purchased intangible assets in the three and nine months ended October 31, 2007 compared to the corresponding periods in the prior year was primarily due to the Concuity acquisition in the fourth quarter of fiscal 2007.

Share-based Compensation. Share-based compensation expense for continuing operations recognized under SFAS 123R increased in the three months ended October 31, 2007 to US$282,000 compared to US$210,000 in the three months ended October 31, 2006. Similarly, share-based compensation expense increased in the nine months ended October 31, 2007 to US$816,000 compared to US$715,000 in the nine months ended October 31, 2006. The increase in share based compensation expense was due to additional options granted since the corresponding periods last year.

Interest Income, Net. Interest income, net consists of interest income and interest expense. Interest income, net decreased to US$264,000 in the three months ended October 31, 2007 compared to US$402,000 in the three months ended October 31, 2006. Similarly, interest income, net decreased to US$845,0000 in the nine months ended October 31, 2007 compared to US$1.1 million in the nine months ended October 31, 2006. The decrease was due to lower deposit balances and lower US interest rates compared to the corresponding period in the prior year.

Provision for Income Taxes. Provision for income taxes was US$253,000 and US$543,000, respectively in the three and nine months ended October 31, 2007. These amounts include a deferred tax charge of US$140,000 and US$341,000, respectively, in the three and nine months ended October 31, 2007, which arose from US net operating losses carried forward and deductible timing differences. In addition, current tax charges of US$112,000 and US$201,000 are included in the respective periods, for tax payable in the US and UK tax jurisdictions. For the three and nine months ended October 31, 2006, provision for income taxes was US$145,000 and US$243,000, respectively. These amounts include a deferred tax charge of US$67,000 and US$131,000, respectively, in the three and nine months ended October 31, 2006, which arose from US net operating losses carried forward and deductible timing differences.

Net loss from discontinued operations, net of tax. In August 2006, the Company entered into a definitive agreement to sell its Payments business (excluding the German element of this business) to VeriFone Holdings, Inc. (“VeriFone”). The sale was completed on September 1, 2006. As a result of this transaction, the Payments business is reported as discontinued operations in the accompanying consolidated financial statements. All prior period statements, except the consolidated statements of cashflows, have been restated accordingly.

The Company recorded net income from discontinued operations of US$16,000, net of taxes, for the nine months ended October 31, 2007 which primarily related to a benefit arising from a working capital payment to VeriFone in the three months ended July 31, 2007, and US$0 in the three months ended October 31, 2007. The Company recorded a net income from discontinued operations of US$1.8 million, net of taxes, for the three months ended October 31, 2006 which included a gain on the sale of Payments business of US$5.3 million and a net loss from discontinued operations of US$3.5 million. This loss from discontinued operations comprised the following:

•	operating losses of the Payments business from August 1, 2006 through to September 1, 2006, (the date of sale of the business) of US$949,000;

•	costs relating to the closure of the German business of US$201,000;

•	other costs in connection with the disposal of the business of US$251,000; and

•	lease termination and redundancy costs associated with scaling back of the Irish operations of US$2.1 million.

The Company recorded a net loss from discontinued operations of US$2.0 million, net of taxes, for the nine months ended October 31, 2006 which included a gain on the sale of Payments business of US$4.8 million and a net loss from discontinued operations of US$6.8 million. This loss from discontinued operations comprised the following:

•	operating losses of the Payments business from February 1, 2006 through to September 1, 2006 (the date of sale of the business) of US$2.9 million;

•	costs relating to the closure of the German business of US$447,000;

•	other costs in connection with the disposal of the business of US$1.0 million; and

•	lease termination costs and redundancy costs associated with the scaling back of the Irish operations of US$2.4 million.

The Company had entered into lease agreements relating to its two Dublin facilities with its Chief Executive Officer, Cyril McGuire, the owner of these facilities. These agreements were reached in 1998 in relation to the Phase 1 facility and in 2001 in relation to the Phase 2 facility. These lease agreements were terminated in accordance with their contractual terms with effect from September 1, 2006 and October 31, 2006, respectively, resulting in a payment of US$2.3 million restructuring charge in fiscal 2007.

B.	Liquidity and Capital Resources

As of October 31, 2007, the Company had net working capital of US$17.7 million, including cash and cash equivalents totaling US$23.9 million.

The Company has an unsecured overdraft facility of €2.4 million (approximately US$3.5 million) from Bank of Ireland. Advances under this facility bear interest at the bank’s prime overdraft rate, 4.84% as at October 31, 2007. The facility does not have a stated expiration date, but all amounts drawn thereunder are repayable on demand. The Company had a bank overdraft amount of US$137,000 as at October 31, 2007.

Summary Cashflow for the nine months ended October 31, 2007 compared to the nine months ended October 31, 2006.

	Nine months ended October 31,
	2007	2006
	(U.S. dollars in thousands)
Cash and cash equivalents at the beginning of period	25,766	34,745
Net cash used in operating activities	(616)	(5,446)
Net cash (used in) provided by investing activities	(1,734)	3,180
Net cash provided by financing activities	482	1,159
Effect of exchange rate changes on cash and cash equivalents	50	204
Cash and cash equivalents at the end of period	23,948	33,842

Net cash used in operating activities in the nine months ended October 31, 2007 resulted from a loss on operations, excluding depreciation, gain on sale of fixed assets, amortization of intangible assets and share-based compensation, which totaled in the aggregate US$637,000 and a decrease in working capital of US$21,000. Net cash used in operating activities in the nine months ended October 31, 2006 resulted from a loss on operations, excluding depreciation, amortization of intangible assets and share-based compensation, of US$5.0 million and an increase in working capital of US$446,000.

Net cash used in investing activities in the nine months ended October 31, 2007 comprised payments relating to the acquisition of the Assurity and Concuity businesses of US$758,000 and US$107,000, respectively, capital expenditure of US$538,000 and payments relating to the sale of business of US$331,000. Net cash provided by investing activities in the nine months ended October 31, 2006 comprised the payment relating to the acquisition of the Assurity business of US$1.9 million, the final earn-out payment relating to the acquisition of Dataflow Services of US$1.5 million and US$555,000 relating to the purchase of property and equipment. These outflows were more than offset by the receipt of proceeds from the legal settlement with the vendors of Checkline of US$1.7 million and US$5.4 million from the sale of the Payments business.

Net cash provided by financing activities for the nine months ended October 31, 2007 consisted of proceeds from the issuance of our ordinary shares to the value of US$390,000 arising from the exercise of share options, proceeds from the bank overdraft facility of US$137,000, and proceeds from the sale of fixed assets of US$338,000. These outflows were partially offset by principal payments on capital leases of US$45,000 and an increase in restricted cash deposits of US$338,000. Net cash provided by financing activities for the nine months ended October 31, 2006 consisted of the issuance of our ordinary shares to the value of US$169,000 arising from the exercise of share options, the proceeds from the bank overdraft facility of US$976,000 and a decrease in restricted cash deposits of US$14,000.

In July 2007, our shareholders re-approved an agreement which gives the board the authority to engage in the repurchase of our outstanding ordinary shares. Under the program, up to US$5.0 million of our ordinary shares could be acquired by purchasing American Depositary Shares on the open market, or in negotiated or block trades. The Company repurchased 683,558 ADSs (equivalent to 1,367,116 ordinary shares) under this program at cost of approximately US$2.1 million from fiscal 2003 to fiscal 2007. During the nine months ended October 31, 2006, the Company received 266,860 ADSs (533,720 ordinary shares), with a market value of US$888,000, as part of the settlement of the litigation taken by the Company against the vendors of Checkline. For the purposes of Irish corporate law, these ADSs were received via the share buy-back program. As of October 31, 2007, the Company had repurchased 683,558 ADSs (equivalent to 1,367,116 ordinary shares) at a cost of approximately US$2.1 million. The Company did not repurchase any shares during the nine months ended October 31, 2007. As of October 31, 2007 approximately US$2.9 million remained available for future repurchases under this program.

As of October 31, 2007, contractual obligations relating to the lease commitments on our facilities totaled US$5 million net of sub-lease income, payable through fiscal 2014. The Company has estimated it will incur US$5 million in net payments over the remaining period of the leases of which US$258,000 will be paid in the remainder of fiscal 2008, US$1 million in fiscal 2009, US$814,000 in fiscal 2010, US$653,000 in fiscal 2011, US$741,000 in fiscal 2012, US$775,000 in fiscal 2013 and US$790,000 thereafter.

The Company entered into a sale and lease-back of equipment during the quarter ended [October][July?] 31, 2007. This capital lease is for a period of 36 months and has a purchase option at the end of the lease term. The principal amount under the capital lease is guaranteed by a letter of credit expiring May 2008, issued in favor of the lessor. As of October 31, 2007, contractual obligations relating to the above lease commitment totaled US$334,000, payable through fiscal 2011. The Company has estimated it will incur $334,000 in net payments over the remainder of the lease of which US$32,000 will be paid in the last quarter of fiscal 2008, US$129,000 will be paid in fiscal 2009 and fiscal 2010 and US$44,000 will be paid in fiscal 2011.

As of October 31, 2007, the Company had no other material commitments for capital expenditures or strategic investments.

Under the terms of our acquisition agreement to acquire Assurity Technologies, Inc., the Company is required to pay additional performance related contingent consideration equal to 30% of net income plus 10% of gross revenues, as defined in the purchase agreement, earned by the acquired business for fiscal 2008 and fiscal 2009. The fiscal 2007 additional performance related consideration of US$705,000 was paid in the nine months ended October 31, 2007. Under the terms of our acquisition agreement to acquire Concuity, Inc., the Company is required to pay an additional performance related consideration payable over two years, which is estimated at between US$2.5 million and US$3.5 million, US$2.0 million of which is guaranteed.

Our future liquidity and capital requirements will depend upon numerous factors, including the cost and timing of future acquisitions, expansion of product development efforts and the success of these development efforts, the cost and timing of expansion of sales and marketing activities, the extent to which our existing and new products gain market acceptance, market developments, the level and timing of license revenues and available borrowings under line of credit arrangements.

The Company believes that funds available under our credit facility and cash and cash equivalents on hand will be sufficient to meet our projected working capital requirements for at least the next 12 months. However, the underlying assumed levels of revenues and expenses may prove to be inaccurate. The Company may be required to finance any additional requirements within the next 12 months or beyond through additional equity, debt financings or credit facilities. The Company may not be able to obtain additional financings or credit facilities, or if these funds are available, they may not be available on satisfactory terms. If funding is insufficient at any time in the future, the Company may be unable to develop or enhance its products or services, take advantage of business opportunities or respond to competitive pressures. If the Company raises additional funds by issuing equity securities, dilution to existing shareholders will result.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our investment policy requires us to invest funds in excess of current operating requirements in marketable securities such as commercial paper, corporate bonds and U.S. government agency fixed income securities. As stated in our investment policy, the Company is averse to principal loss and seeks to ensure the safety and preservation of invested funds by limiting default and market risks. The Company mitigates default risk by investing in only investment-grade securities.

As of October 31, 2007, our cash and cash equivalents consisted primarily of highly liquid investments with maturity of three months or less. The Company has concluded that this does not result in any material market risk exposure.

The Company is exposed to market risk as our interest income and expense are sensitive to changes in the general level of Irish and U.S. interest rates, particularly since our investments are in short-term instruments and our available line of credit requires interest payments at variable rates.

Due to our multinational operations, our business is subject to fluctuations based upon changes in the exchange rates between the currencies in which the Company collects revenues or pay expenses and the US dollar. In particular, the value of the U.S. dollar to the euro and the pound sterling impacts our operating results.

Foreign exchange risk management

Our operations are exposed to foreign exchange risk arising from cash flows and financial instruments that are denominated in currencies other than our reporting currency or the relevant subsidiary conducting the business. The purpose of our foreign currency management is to manage the effect of exchange rate fluctuations on certain foreign currency denominated revenues, costs and eventual cash flows and on foreign currency denominated assets and liabilities.

The terms of currency instruments used for hedging purposes are consistent with the timing of the transactions being hedged. The Company does not use derivative financial instruments for trading or speculative purposes. The Company uses derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated transactions expected to occur within the next 12 months. As a policy, the Company only hedges anticipated foreign currency sales and purchase transactions for which the Company has a firm commitment to a customer or supplier. As of October 31, 2007, the Company had one forward exchange contract which matured in November 2007 to sell US$700,000 and receive euro in return. These derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain, net in the consolidated statement of operations. The aggregate fair value of the contracts as of October 31, 2007 was positive US$38,000.

Furthermore, the Company manages the currency exposure of certain receivables and payables using derivative instruments, such as currency options. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. These derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain, net in the consolidated statement of operations. At October 31, 2007, the Company had no currency options.

The table below provides information about the derivative financial instruments the Company has entered into that are sensitive to foreign currency exchange rates. The table presents fair values, notional amounts (at the contract exchange rates) and the weighted-average contractual foreign currency exchange rates.

Foreign Currency Risk	Contract Notional Amounts Expected Maturity Date 2007	Fair Value as of October 31, 2007	Weighted- average Contractual Exchange Rate
	(U.S. dollars in thousands)
Derivatives used to manage anticipated cash flows
(Receive euro, Sell U.S. dollars)	700,000	38	1.4447

Based on the nature and current levels of our investments and debt, the Company has concluded that there is no material market risk exposure.

Employees

We employed the following numbers of employees as of October 31, 2007 and 2006:

	As of October 31,
	2007	2006
Research and development	29	37
Professional and support services	103	74
Sales and marketing	49	29
Administration	29	19

Continuing operations	210	159
Discontinued operations	—	2

Total	210	161

Of our total number of employees, as of October 31, 2007, 17 are located in Europe and 193 are located in North America. The increase in employee headcount from 2006 to 2007 was primarily due to the acquisition of healthcare business in the last quarter of fiscal 2007.

None of our employees are represented under collective bargaining agreements.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Neither we nor any of our consolidated subsidiaries are a party to any litigation or arbitration proceedings which could have, or during the last two fiscal years has had, a material adverse effect on our business, financial condition or results of operations.

We are involved from time to time in disputes with respect to our intellectual property rights and the intellectual property rights of others. Any infringement claim, with or without merit, could result in costly litigation or require us to pay damages, reengineer or cease sales of our products, delay product installments or develop non-infringing intellectual property, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Infringement claims could also require us to enter into royalty or licensing agreements. Licensing agreements, if required, may not be available on terms acceptable to us or at all.

Pending and future litigation involving our business, whether as plaintiff or defendant, regardless of the outcome, may result in substantial costs and expenses to our business and significant diversion of effort by our technical and management personnel. In addition, litigation either instituted by or against our business, may be necessary to resolve issues that may arise from time to time in the future.

Furthermore, our efforts to protect our intellectual property through litigation may not prevent duplication of our technology or products. Any such litigation could have a material adverse effect upon our business, financial condition or results of operations.

There has been substantial litigation in the technology industry regarding rights to intellectual property, and our business is subject to the risk of claims against it for alleged infringement of the intellectual property rights of others. In addition, the existence of any such claim by a third party may not become known to us until well after we have committed significant resources to the development of a potentially infringing product. From time to time, we have received claims that we have infringed third parties’ intellectual property rights, and there is no assurance that third parties will not claim infringement by us in the future. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect on our business, financial condition and results of operations. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all.

The Company successfully resolved litigation against the vendors of Checkline, which we acquired in August,

2000. We had made various claims as to the accuracy of representations made by the vendors of Checkline at the time of the acquisition. We received net sums in the amount of US$3.1 million, as a final settlement was reached in January, 2006. The settlement agreement resulted in the Company receiving US$1.7 million in cash (in the quarter ended April 30, 2006), the release by the vendors of Checkline of a claim for deferred consideration amounting to US$1.25 million and the receipt of 266,860 ADSs (held in the form of 533,720 ordinary shares) with a market value on the date of settlement of US$881,000. Given that these amounts represented purchase consideration relating to the acquisition of Checkline, this settlement resulted in a credit to the profit and loss account of the Company for fiscal 2006 in the form of a reduction of impairment loss on goodwill. The amount of the credit of US$3.1 million represents the settlement amount of US$3.9 million net of the legal costs incurred during fiscal 2006 of US$816,000. All claims in these disputes were dismissed.

FACTORS THAT MAY AFFECT FUTURE RESULTS

In addition to the other factors identified in this Report on Form 6-K, the following risk factors could materially and adversely affect our future operating results, and could cause actual events to differ materially from those predicted in our forward looking statements relating to its business.

Our software and transaction services business model will present risks and may have an adverse effect on its financial performance.

On September 1, 2006, we finalized the sale of its Payments business to VeriFone Holdings, Inc. and, as a result, the Company now has a software and transaction services business model. This will involve growing organically our Funds Management Systems (“FMS”) business and positioning our newly acquired Healthcare business for future growth. This growth is expected to be driven by increased investment in the development of the next generation of our FMS product platform to facilitate international expansion and the growth of our existing financial services business. However, such product platform may not gain the market traction that we expect. In addition, further investment will also be made in the international sales and marketing function of the FMS business, which is designed to drive revenue growth in new geographic markets. However, such revenue growth may not materialize. Furthermore, the growth of our Healthcare business is expected to be driven by the successful integration of the Concuity business and the use of this business as a platform for further acquisitions. However, such integration may not be successful and this business may not serve as a platform for acquisitions. If our software and transaction services business model is not successful, this may have an adverse effect on our financial performance.

We will depend on sales of our transaction process management and services to customers located in the United States for a large majority of our total revenues.

A large majority of our total revenue will be derived from the sale of our transaction process management products and services. We have historically marketed these products primarily in the United States. For fiscal 2007, U.S. customers accounted for approximately 91% of our revenues. Any material reduction in demand for our products and services in the United States could adversely affect our business, financial condition and results of operations.

New versions and releases of our products may contain errors or defects.

Our software products are complex and, accordingly, may contain undetected errors or be subject to intermittent failures when first introduced or as new versions is released. This may result in the loss of, or delay in, market acceptance of our products. We may in the future discover technical issues and scalability limitations in new releases or new products after the commencement of commercial shipments or be required to compensate customers for such limitations or errors, as a result of which our business, cash flow, financial condition and results of operations could be materially adversely affected.

We could be subject to potential product liability claims and third party liability claims related to products and services.

Our transaction process management products are used to deliver reconciliation workflow, revenue enhancement, transaction risk management and compliance functionality. Any errors, defects or other performance problems could result in financial or other damages to our customers. A product liability claim brought against us, even if not successful, would likely be time consuming and costly and could seriously harm our business. Although our customer license agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate the limitation of liability provisions. The law relating to the liability of providers of listings of products and services sold over the internet for errors, defects or other performance problems with respect to those products and services is currently unsettled. Any claims or litigation could still require expenditures in terms of management time and other resources to defend ourselves. Liability of this sort could require us to implement measures to reduce our exposure to this liability, which may require us, among other things, to expend substantial resources or to discontinue certain product or service offerings.

We may be unsuccessful in developing and selling new products or in penetrating new markets.

We operate in a dynamic environment characterized by rapidly changing technologies and industry standards and technological obsolescence. Our competitiveness and future success depend on our ability to develop, market and sell new products and services on a timely and cost effective basis. A fundamental shift in technologies in any of our markets could harm our competitive position within these markets. Our failure to anticipate these shifts, to develop new technologies or to react to changes in existing technologies could materially delay our development of new products, which could result in product obsolescence and decreased revenues. The success of a new product depends on accurate forecasts of long-term market demand and future technological developments, as well as on a variety of specific implementation factors, including:

•	timely and efficient completion of product design and manufacturing;

•	the quality, performance and reliability of the product; and

•	effective marketing, sales and service.

If we fail to introduce new products that meet the demand of our customers or penetrate new markets that we target our resources on, our revenues will likely decrease over time and our financial condition could suffer.

We may fail to adequately integrate acquired products, technologies or businesses.

Over the past several years, we evaluated opportunities to acquire additional product offerings, complementary technologies and businesses and made a number of acquisitions, including the acquisition of certain assets and liabilities of Concuity, Inc. in December 2006. The acquisitions we have made have resulted in amortization of acquired intangible assets and impairment of goodwill and diversion of our management’s attention. As a result of these acquisitions, our operating expenses have increased. Furthermore, an economic slowdown may impact the revenues from the acquired businesses and they may not be sufficient to support the costs associated with those businesses without adversely affecting our operating margins.

We may be unable to locate further attractive opportunities or acquire any that we locate on attractive terms. Future acquisitions could result in potentially dilutive issuance of equity securities, the expenditure of a significant portion of our available cash or the incurrence of debt and contingent liabilities, which could materially adversely affect our financial condition. Product and technology acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations, technologies and products, diversion of management’s attention from other business concerns, risks of entering markets in which we have no or limited prior experience and the potential loss of key employees of acquired businesses. Furthermore, the revenues from the acquired businesses may not be sufficient to support the costs associated with those businesses, thereby adversely affecting our operating margins in the future. We may be unable to integrate successfully any operations, personnel or products that have been acquired or that might be acquired in the future and our failure to do so could have a material adverse effect on our results of operations.

We depend on a few key personnel to manage and operate us.

Our success is largely dependent on the personal efforts and abilities of our senior management, including Cyril McGuire, our chief executive officer, and R. Paul Byrne, our president. Following headcount reductions from fiscal 2003 through to fiscal 2007, the Company has reduced the number of its executives and is more dependent for its future success on the remaining executives. The loss of certain members of our senior management, including our chief executive officer and president, could have a material adverse effect on our business and prospects.

If we are unable to retain and attract highly skilled personnel with experience in retail software and transaction services industries, we may be unable to grow our business.

We are dependent upon the ability to attract and hire, when necessary, as well as train and retain highly skilled technical, sales and marketing, engineering, support and other highly skilled personnel with knowledge in funds management, reconciliation workflow, transaction risk management, compliance, internet and other technologies. Competition for experienced and qualified personnel is intense. As a result, we may experience increased compensation costs that may not be offset through either improved productivity or higher sales prices. There can be no assurances that we will be successful in retaining existing personnel or in attracting and recruiting experienced and qualified personnel. Based on our experience, it takes an average of nine months for a salesperson to become fully productive. We may not be successful in increasing the productivity of our sales personnel, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

Our quarterly and annual operating results are difficult to predict because they can fluctuate significantly. This limits our ability to evaluate our historical financial results and increases the likelihood that our results will fall below market analysts’ expectations, which could cause the price of our ADSs to drop rapidly and severely.

We have experienced significant quarterly and annual fluctuations in operating results and cash flows and we expect that these fluctuations will continue and could intensify in future periods.

Quarterly and annual fluctuations have been, and may in the future be, caused by factors which include:

•	the size and timing of orders;

•	currency fluctuations;

•	product mix;

•	the rate of acceptance of new software products, product enhancements and technologies;

•	purchasing and payment patterns of our customers;

•	our pricing policies and those of our competitors;

•	ability to control costs;

•	deferral of customer orders;

•	customer buying cycles and changes in these buying cycles;

•	general condition of market or markets served by our customers;

•	general economic factors, including economic slowdown or recession;

•	product or service quality problems, including product defects and related warranty claims, reserves and upgrade program expenses;

•	impact of declines in net revenue in a particular quarter as compared to the relatively fixed nature of our expenses in the short term;

•	impairment charges arising from recent acquisitions or future acquisitions;

•	economic conditions which may affect our customers and potential customers’ budgets for IT expenditure; and

•	timing and market acceptance of new products or product enhancements by either the Company or our competitors.

In addition, our revenue is difficult to predict for several reasons. These reasons include:

•	recognition of a substantial portion of our revenue in the last month of each quarter historically;

•	the market for our software products, and our competitive landscape, is rapidly changing;

•	the sales cycle for some of our products is typically 6 to 12 months and varies substantially from customer to customer; and

•	service contracts in our financial governance business generally can be cancelled with 30 days notice.

As a result of the factors listed above, among others, we believe that our quarterly revenue, expenses and operating results are likely to continue to vary significantly in the future. As a result, if revenue in any quarter falls below expectations, expenditure levels could be disproportionately high as a percentage of revenue, and our business and operating results for that quarter could be materially adversely affected. In addition, it is likely that in some future quarters our results of operations will be below the expectations of public market analysts and investors, which could have a severe adverse effect on the trading price of our ADSs.

We also believe that period-to-period comparisons of our quarterly operating results are not necessarily meaningful and, as a result, these comparisons should not be relied upon as indications of our future performance.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, changing laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, chief executive officer, president and vice president finance, group could face an increased risk of personal liability in connection with their performance of duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business.

If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be harmed. Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and NASDAQ Stock Market rules, have created and may continue to create uncertainty for companies like our’s. These new or changed laws, regulations and standards may lack specificity and may be subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment, requires the commitment of significant financial and managerial resources. The Company has determined that the first year it will be required to comply with Section 404 will be for its fiscal year ending January 31, 2008. In that regard, the Company has formed an internal control steering committee, a project team, engaged outside consultants and is in the process of implementing a detailed project work plan to assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified and validate through testing that our controls are functioning as documented. The Company is in the final stages of the process of finalizing the control and process documentation and testing of business controls relating to its primary business cycles. Management expects to be able to issue unqualified reports on the operating effectiveness of our internal controls over financial reporting in fiscal 2008.

Our business is subject to currency fluctuations that can adversely affect our operating results.

Due to our multinational operations, our business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the dollar. In particular, the value of the U.S. dollar to the euro and the pound sterling impacts our operating results. Our expenses are not necessarily incurred in the currency in which revenue is generated and, as a result, we are required from time to time to convert currencies to meet our obligations. These currency conversions are subject to exchange rate fluctuations and changes to the value of the euro and the pound sterling, relative to other currencies, could adversely affect our business and results of operations. Although the U.S. dollar strengthened during fiscal 2007 against both the euro and pound sterling, future strengthening of the euro and pound sterling against the U.S. dollar could negatively impact our margins.

In addition, the Company’s consolidated financial statements are prepared in euro and translated into U.S. dollars for reporting purposes. As a result, even when foreign currency expenses substantially offset revenues in the same currency, the Company’s net income may be diminished when reported in U.S. dollars in the Company’s financial statements.

Our corporate tax rate may increase, which could adversely impact our cash flow, financial condition and results of operations.

We currently have operations in the Republic of Ireland and may generate a meaningful portion of our future taxable income there. Currently, some of our Irish subsidiaries are taxed at rates substantially lower than U.S. tax rates. If our Irish subsidiaries were no longer to qualify for these lower tax rates or if the applicable tax laws were rescinded or changed, our operating results could be materially adversely affected. If the U.S. and U.K. or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner in which our subsidiaries’ profits are currently recognized, or if our ability to offset historical losses against future profits, if they occur, was reduced, our taxes could increase, and our business, cash flow, financial condition and results of operations could be materially adversely affected.

To be successful, we will need to effectively respond to future changes in the rapidly developing markets in which we sell our software products and services.

The markets for our transaction process management and services are rapidly evolving and changing. The markets are influenced by rapidly changing technologies, evolving industry standards, changes in customer requirements and preferences and frequent introductions of new products and services embodying new technologies.

Our ability to enhance existing products and to design, develop, introduce, support and enhance new software products, on a cost effective and timely basis, that meet changing market needs and respond to technological developments is critical to our future success. In addition, these products will need to support industry standards and interoperate with a variety of third parties’ products, including those of our competitors. We may be unable to develop interoperable products and widespread adoption of a proprietary product could preclude us from effectively doing so. In addition, if we fail to effectively respond to future changes in the rapidly developing markets in which it operates, or if customers choose not to use our product, then our business, cash flow, financial condition and results of operations could be materially adversely affected.

We are, from time to time, subject to legal proceedings and adverse determinations in these proceedings could harm our business.

We are, from time to time, involved in lawsuits and legal proceedings, which arise in the ordinary course of business. Pending and future litigation involving our business, whether as plaintiff or defendant, regardless of the outcome, may result in substantial costs and expenses to our business and significant diversion of effort by our technical and management personnel. In addition, litigation either instituted by or against us, may be necessary to resolve issues that may arise from time to time in the future. An adverse resolution of these matters could materially adversely impact our financial position and results of operations.

Our shares have experienced in the past and may continue to undergo extreme market price and volume fluctuations.

Stock markets in general and the NASDAQ Stock Market in particular, have experienced extreme price and volume fluctuations. Broad market fluctuations of this type may adversely affect the market price of our ADSs. The stock prices for many companies in the technology sector have experienced wide fluctuations that often have been unrelated to their operating performance. The market price of our shares has experienced, and may continue to undergo, extreme fluctuations due to a variety of factors, including, but not limited to:

•	general and industry-specific business, economic and market conditions;

•	actual or anticipated fluctuations in operating results, including as a result of any impairment of goodwill related to our past acquisitions;

•	changes in, or our failure to meet, analysts’ or investors’ estimates or expectations;

•	public announcements concerning us, including announcements of litigation, loss of major customers, reduction or delay in orders by major customers or errors or defects in our products;

•	introductions of new products or services, technological innovations or announcements of significant contracts by us or our competitors;

•	acquisitions, strategic partnerships, joint ventures, or capital commitments by us or our competitors;

•	adverse developments in patent or other proprietary rights; and

•	limited trading volume.

Our success depends on our ability to manage and expand our software direct sales force.

We have sold our software products almost exclusively through our direct sales force. Our future revenue growth will depend in large part on our ability to recruit, train and manage additional software sales personnel worldwide and generate increased sales productivity from our existing sales force. We have experienced and continue to experience difficulty in recruiting qualified software sales personnel with relevant experience, particularly in the United States, and the market for these personnel is highly competitive. We may not be able to successfully expand our software direct sales force, any expansion of the sales force may not result in increased revenue and we may fail to increase productivity from our existing sales force. Our business and results of operations will be materially adversely affected if we fail to successfully expand our software direct sales force or if we fail to increase productivity from our existing software sales force.

We have incurred losses during much of our operating history and we may not be able to consistently maintain profitability.

We incurred net losses of US$2.2 million in fiscal 2007, US$1.5 million in fiscal 2006, US$3.2 million in fiscal 2004 and US$44.8 million in fiscal 2003 (we were profitable in fiscal 2005). We may, in the future, incur losses on both a quarterly and annual basis. Moreover, we expect to continue to incur significant costs of services and substantial operating expenses. Therefore, we will need to increase our revenues to achieve and maintain quarterly profitability and a positive cash flow. We may not be able to generate sufficient revenues to consistently achieve or sustain profitability.

Our historical declining cash balance and low share price may affect our potential and current customers’ and partners’ perception of our viability, which in turn could affect our ability to close sales and partnership transactions, and may also affect our ability to consummate acquisitions of products, technologies or businesses. Notwithstanding the fact that we have a substantial cash balance, concerns about our perceived financial viability were a factor in multiple potential and actual customer transactions and partner relationships during fiscal 2005, fiscal 2006, fiscal 2007 and in the current fiscal year. We attribute these concerns primarily to the following: we are not yet consistently profitable on a full fiscal year basis and thus must use our cash balance (offset by revenues) to fund our operations and acquisition related cash requirements; our share price has been, and continues to be, volatile; and some of our competitors are better funded, more established, and/or significantly larger than we are.

We will continue to use our cash balance (offset by revenues) to fund our operations to achieve and sustain profitability on a full fiscal year basis (which may not occur). We expect these concerns about our ability to generate sufficient revenues to sustain profitability to continue during fiscal 2008.

Some may claim that we infringe their intellectual property rights, which could result in costly litigation or require us to reengineer or cease sales of our products.

Third parties have in the past claimed, and may in the future claim, that our current or future products infringe their proprietary rights. For example, in August 2004 a complaint was filed by Verve in the Northern District of California alleging that we, along with six other parties, had breached Verve’s intellectual property rights in relation to PoS products. Verve sought unspecified damages. While this claim was dismissed, there can be no assurance that other parties will not make claims in the future. Any infringement claim, with or without merit, could result in costly litigation or require us to pay damages, reengineer or cease sales of our products, delay product installments or develop non-infringing intellectual property, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Infringement claims could also require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all.

Increased competition may result in decreased demand for our products and services, which may result in reduced revenues and gross margins and loss of market share.

The market for transaction process management solutions is competitive and we expect competition to continue to increase. Our competitors include Checkfree, Blackline Corporation, Movaris, MED Assets and IMACS for our software products. Some competitors in our market have longer operating histories, significantly greater financial, technical, sales, marketing and other resources, greater brand recognition and a larger installed customer base than we do. In addition, the companies with whom we have strategic relationships could develop products or services, which compete with our products or services. Furthermore, several of the customers who currently use our products or the companies with whom we have entered into strategic relationships to use and market our products, may develop competing products. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their product offerings and to offer more comprehensive solutions. We also expect to face additional competition as other established and emerging companies enter the market for transaction process management solutions. Growing competition may result in reduced revenues and gross margins and loss of market share, any one of which could have a material adverse effect on our business, financial condition and results of operations.

We face risks associated with our international operations that could harm our financial condition and results of operations.

Historically, a small percentage of our revenues have been generated by our international operations. However, our future growth and success are in part dependent on continued growth and success in international markets.

As is the case with most international operations, the success and profitability of our international operations are subject to numerous risks and uncertainties that include, in addition to the risks our business as a whole faces, the following:

•	difficulties in travel due to war, terrorism or health warnings, preventing free movement of our employees to existing and potential customer sites;

•	differing regulatory and industry standards and certification requirements;

•	the complexities of foreign tax jurisdictions;

•	reduced protection for intellectual property rights and other assets in some countries;

•	currency exchange rate fluctuations;

•	import or export licensing requirements; and

•	foreign currency controls.

We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in development of products which compete with our products.

We rely upon a combination of patents, contractual rights, trade secrets, copyright laws and trademarks to establish and protect our proprietary rights. We also seek to avoid disclosure of our trade secrets through a number of other means, including entering into confidentiality agreements with our employees, consultants and third parties to seek to limit and protect the distribution of our proprietary information regarding this technology. However, we cannot assure you that any of our proprietary rights with respect to our products will be effective, particularly products acquired through acquisition. Unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have executed. We may not become aware of a breach. In addition, should a breach occur of which we are aware, we may not have adequate remedies to protect our rights.

Our industry and our customers’ industry are subject to government regulations that could limit our ability to market our products.

Our current and prospective customers include non-U.S. and U.S. state and federally chartered banks and savings and loan associations. These customers, as well as customers in other industries that we plan to target in the future, operate in markets that are subject to extensive and complex regulation. While we are not directly subject to this regulation, our products and services must be designed to work within the extensive and evolving regulatory constraints under which our customers operate. If our products fail to comply with regulations applicable to our customers, or if we cannot respond in a timely and cost-effective manner to changes in the regulatory environments of each of our customers, our product sales could be materially adversely affected, which could have a material adverse effect on our business, prospects and results of operations.

We rely on strategic relationships that may not continue in the future.

We have developed strategic relationships with other companies. Historically, we have relied in part on these relationships to co-market our products and generate leads for our direct sales force. However, these relationships are not exclusive, and the third party generally is not obligated to market our products or provide leads. We will need to establish additional strategic relationships to further successfully grow the business.

The rights of shareholders in Irish corporations may be more limited than the rights of shareholders in United States corporations.

The rights of holders of ordinary shares and, therefore, some of the rights of ADS holders, are governed by Irish law and the laws of the European Union. As a result, the rights of our shareholders differ from, and may be more limited than, the rights of shareholders in typical United States corporations. In particular, Irish law significantly limits the circumstances under which shareholders of Irish corporations may bring derivative actions.

Our two largest shareholders have the ability to significantly influence or control corporate actions, which limits the ability of the holders of our ADSs to influence or control corporate actions. This concentration of ownership also can reduce the market price of our ADSs.

Our two largest shareholders have the ability to significantly influence the election of directors and the outcome of all corporate actions requiring shareholder approval. This concentration of ownership also may have the effect of delaying or preventing a change in control of us, which in turn could reduce the market price of our ADSs.

The Irish takeover rules, our articles of association and Irish law may make an acquisition of us more difficult, which could affect the trading price of our ADSs.

The provisions of the Irish takeover rules, as well as provisions of our articles of association and Irish law, could delay, defer or prevent a change of control of us, which in turn could reduce the market price of our ADSs. In addition, the rights of our shareholders under the takeover rules or Irish law could differ from, and be more limited than, the rights of shareholders under the United States federal and state laws governing tender offers and takeovers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC

	By:	/s/ Joseph Seery
Joseph Seery
Vice President Finance, Group

Dated: December 14, 2007